VIRGINIA





Rapport Annuel 2003



L'assemblée annuelle des actionnaires se tiendra à 10h, le mercredi 12 novembre 2003 au Salon 532 de l'hôtel Delta Centre-Ville, 777, rue University, à Montréal.

Une séance d'information se tiendra à 10h, le jeudi 20 novembre 2003 à la salle Place d'Armes du Château-Frontenac à Québec.

Administrateurs

André Gaumond
Paul Archer
André Lemire*
Jean-Pierre Colin*
Claude St-Jacques*
*Comité de vérification et de rémunération

Dirigeants

André Gaumond, Président et Chef de la direction
Paul Archer, Vice-président Exploration
Amélie Laliberté, Relations avec les investisseurs
Gaétan Mercier, Secrétaire et Chef des opérations financières

Conseillers juridiques

Ménard, Mageau, Valiquette

Vérificateurs

PricewaterhouseCoopers s.r.l., Québec

Agent des transferts et agent chargé de la tenue des registres

CIBC Mellon, Montréal

Siège social

116, St-Pierre, bureau 200
Québec, Québec
Canada, G1K 4A7

Téléphone :	(418) 694-9832
	1-800-476-1853
Télécopieur :	(418) 694-9120
Courriel :	mines@virginia.qc.ca
Site Web :	www.virginia.qc.ca

Inscription en bourse

Bourse de Toronto, symbole : VIA
MDVAF (Pink Sheets)
Inscrite à Standard & Poor's
S.E.C. Exemption (12g-3b)
S.E.C. 20F

Table des Matières

Mission
Profil, Objectifs



Mission

Explorer de nouveaux camps miniers dans les immenses territoires vierges du Nord du Québec.

Profil

Mines d'Or Virginia est l'une des plus grandes détentrices de propriétés d'exploration minière au Québec. Considérée comme un chef de file en exploration minière au Québec et cumulant les années d'expérience sur le territoire québécois, Virginia travaille sans relâche sur plusieurs projets, qui en sont à différents stades d'exploration, afin d'y développer des ressources minières. À ce jour, un total de 450 000 onces d'or a été découvert sur les propriétés de Virginia.

Plusieurs des projets de Virginia font l'objet de partenariats avec des sociétés minières majeures et juniors telles Billiton Resources Canada Inc., Cambior, Noranda/Novicourt, Placer Dome, SOQUEM et Corporation TGW Inc. Ces différents partenaires d'exploration ont contribué à plus de la moitié du budget d'exploration de Virginia pour l'exercice 2002-2003.

Virginia est sans cesse à la recherche de gisements de classe mondiale. Le Québec, en plus d'offrir un potentiel minier exceptionnel, offre une stabilité politique, une des meilleures banques de données géoscientifiques au monde et une multitude d'incitatifs financiers à l'exploration minière.

Mines d'Or Virginia se classe aujourd'hui parmi les sociétés d'exploration minière les plus actives au Québec avec un budget d'exploration de 7,5 millions $ pour l'exercice 2002-2003. Virginia possède également une excellente situation financière, sans aucune dette et un fonds de roulement d'un peu plus de 13 millions $.

Objectifs

Virginia garde toujours en tête ses objectifs lui permettant de suivre sa stratégie d'exploration. Ces objectifs, pour l'année qui vient, sont de : **continuer à développer des ressources** et ainsi créer de la richesse pour tous les actionnaires, poursuivre **l'exploration de territoires totalement inconnus, ajouter de nouvelles propriétés intéressantes à son portefeuille, maintenir une situation financière saine** avec un fonds de roulement plus que suffisant et **générer des projets de qualité** qui, nous l'espérons, mèneront à de nouvelles découvertes, lesquelles sauront attirer d'une part l'intérêt du marché boursier et d'autre part de nouveaux partenaires.

TOUS LES MONTANTS SONT EXPRIMÉS EN DOLLARS CANADIENS ET LES RÉSULTATS D'EXPLORATION SONT CHIFFRÉS SELON LE SYSTÈME MÉTRIQUE, SAUF INDICATION CONTRAIRE.

LES TRADUCTIONS DES RECOMMANDATIONS DES ANALYSTES SONT DES TRADUCTIONS LIBRES.

Avis relatif aux énoncés prospectifs

Certaines des déclarations contenues dans le présent rapport annuel constituent des énoncés prospectifs. Les énoncés prospectifs ne sont pas des faits historiques et sont sujets à un nombre de risques et incertitudes hors du contrôle de la société. Il n'y a aucune garantie que ces énoncés s'avéreront exacts et les résultats réels de la société peuvent différer de façon matérielle de ceux suggérés par ces énoncés prospectifs pour toutes sortes de facteurs associés aux fluctuations des prix des métaux, aux risques liés à l'industrie minière et aux risques naturels, aux risques et dangers environnementaux, aux incertitudes relatives au calcul des réserves minérales, aux besoins de financement additionnel ou aux risques liés aux stratégies corporatives.



Mot du président



L'exercice financier 2002-2003 a été pour Mines d'Or Virginia Inc. (« Virginia ») l'un des plus actifs en travaux d'exploration de toute son histoire. En effet, la succession d'importantes campagnes de forages et de travaux de surface sur plusieurs propriétés a permis à Virginia d'assumer son rôle de chef de file et de se classer pour la septième année consécutive parmi les sociétés les plus dynamiques en exploration au Québec.

Survol des projets

La ceinture volcanique La Grande, à la Baie James, fait partie des grandes priorités de Virginia. On y retrouve trois projets aurifères dont deux qui cumulent actuellement des ressources de 450 000 onces d'or. Également, Virginia a utilisé intensément la technologie MegaTEM en Abitibi avec Noranda et Novicourt. À ce jour, un territoire de plus de 9 400 km^2 a été survolé afin d'identifier des corps conducteurs. Enfin, la région du Grand Nord ne fait pas exception aux activités de Virginia, entre autres, le projet de nickel et platine du Lac Gayot situé au sein d'une ceinture volcanique reconnue comme ayant un très fort potentiel de découverte nickélifère au Québec.

Marché de l'or

La demande de nouvelles ressources d'or augmente de jour en jour du fait que les producteurs tentent de remplacer leurs réserves qui s'épuisent rapidement. D'énormes quantités d'or sont extraites annuellement et cette production n'est pas remplacée par de nouvelles découvertes. Inévitablement, cette situation va accroître l'intérêt des sociétés productrices envers les sociétés d'exploration juniors de qualité telles que Virginia.

Stratégie d'exploration

Pour faire face à ce besoin grandissant de renouveler les ressources mondiales d'or, les sociétés majeures devront encourager les sociétés d'exploration juniors par l'entremise de partenariats, d'alliances stratégiques et de financement.

Cet état de fait ne peut qu'avoir des retombées positives pour Virginia. Les projets de Virginia correspondent très souvent aux objectifs techniques des grandes corporations. À preuve, Virginia a établi une étonnante liste de partenariats incluant les plus grandes sociétés minières au monde telles Billiton Resources Canada Inc, Noranda, Novicourt, Placer Dome, Cambior et SOQUEM. Ces sociétés n'ont pas seulement investi dans les projets de Virginia mais aussi dans son équipe, son expertise et son mode de gestion.

Conditions d'exploration

L'exploration au Québec s'effectue dans les meilleures conditions. Le gouvernement québécois encourage l'exploration avec des incitatifs financiers très avantageux. Ces incitatifs représentent pour Virginia une part importante de son budget d'exploration annuel, créant ainsi un superbe effet de levier pour chaque dollar investi par Virginia au Québec. De plus, le Québec est reconnu comme l'un des meilleurs territoires pour y découvrir et y développer de nouveaux camps miniers.

Budget d'exploration

Grâce aux nombreuses ententes avec les partenaires ainsi que les programmes d'incitatifs à l'exploration, Virginia peut se permettre d'être très active sur plusieurs projets.

Les dépenses en activités d'exploration de Virginia s'élèvent encore cette année à plus de 7 millions $. Lorsqu'on y déduit les crédits d'impôt remboursables et les montants financés par les divers partenaires, la quote-part réelle de Virginia dans ce budget est d'environ 30 %. Nous prévoyons qu'au cours de l'exercice 2003-2004, l'abaissement des crédits d'impôt remboursables annoncé par le gouvernement québécois en juin 2003 sera compensé partiellement par l'augmentation des partenariats. Notre société démontre donc qu'elle sait s'adapter et qu'elle possède l'habileté d'amasser les fonds nécessaires afin de diminuer les risques de l'exploration et d'optimiser ses chances de créer de la richesse pour ses actionnaires.



Mot du président

Territoire

Les infrastructures sur le territoire de la Baie James, où Virginia fait figure de chef de file, s'améliorent de plus en plus grâce à de nouvelles phases de développement hydroélectrique d'Hydro-Québec. Ces nouvelles infrastructures vont grandement améliorer l'accès aux propriétés et réduire les coûts d'exploration et de développement. Reconnu comme le deuxième meilleur endroit au monde pour explorer et développer des mines, le sol québécois offre plus que jamais à Virginia et ses actionnaires plusieurs opportunités pour la découverte de gisements d'importance.

Situation financière

Virginia jouit encore d'une situation financière privilégiée. Cette particularité lui permet d'être à l'affût de nouvelles occasions et d'être très active sur le terrain. L'exploration minière dépend d'un apport continu de fonds. Sans cet élément, la prospection minière devient difficile, voire même impossible.

Au cours du dernier exercice, Virginia a conclu quelques financements. Deux placements privés ont été réalisés auprès de SIDEX, un premier placement de 600 000 actions au prix de 1,25 $ l'action pour un financement total de 750 000 $. Un deuxième de 500 000 $, représentant 416 667 actions de Virginia, a été effectué au prix de 1,20 $ l'action. Un autre financement avec le Fonds de placement RÉA a permis d'amasser la somme de 399 999,60 $, soit 333 333 actions de Virginia au prix de 1,20 $. La société a également amassé 200 000 $ suite à l'émission de 153 846 actions au prix de 1,30 $ l'action auprès de SODEMEX. Finalement, Cambior a financé le projet La Grande Sud pour 60 025 $, soit 34 300 actions à 1,75 $ l'action.

Visibilité

Virginia continue d'attirer l'attention car elle jouit d'une excellente réputation auprès des analystes miniers. Virginia inspire confiance en bonne partie à cause de sa stratégie d'exploration qui a fait sa renommée. Cette année encore, Virginia a bénéficié d'une très bonne couverture dans les médias spécialisés de l'industrie minière.

Merci à l'équipe

Merci à l'extraordinaire équipe d'exploration de Virginia qui est la clé de notre succès. Je veux également adresser mes remerciements à tous nos employés, contractuels et sociétés de services pour leur contribution essentielle.

Récemment, Virginia annonçait l'annulation de plus d'un million d'options d'achat d'actions de la société dans un souci de bonne politique de régie d'entreprise. Les employés, dirigeants, directeurs et consultants ont unanimement consenti à cette annulation. Virginia est fière d'agir de façon proactive quant au respect des nouvelles normes écrites et non écrites de saine gestion d'entreprise. Je remercie encore une fois chaque intervenant pour son appui et son dévouement à servir les meilleurs intérêts de la société.

Merci aux actionnaires

Je ne voudrais surtout pas oublier de souligner votre fidélité, chers actionnaires. C'est assurément grâce à vous qu'une société telle que Virginia peut grandir au Québec. Merci sincèrement de votre appui et de votre confiance.

Le président,

A Gaumond

André Gaumond



Tableau des **principales propriétés**

Grand Nord	Partenariat & participation	Métaux	Superficie
Lac Gayot	100 % Virginia 50 % Billiton Resources Canada Inc (Option)	Ni-Cu-Pt-Pd	219 km^2
Duquet	33 1/3 % Virginia 33 1/3 % SOQUEM 33 1/3 % Miramar Mining	Cu-Zn-Au-Ag	13 km^2
Baie Payne	50 % Virginia 50 % Osisko	Ni-Cu-Co	80 km^2
Sagar	100 % Virginia	Au-Uranium-Cu	66 km^2
Fosse Pt-Pd	50 % Virginia 50 % Placer Dome	Pt-Pd	47 km^2
Moyen Nord	**Partenariat & participation**	**Métaux**	**Superficie**
La Grande Sud	100 % Virginia 50 % Cambior (Option)	Au	112 km^2
MegaTEM	45-49 % Virginia 51-55 % Noranda (Novicourt)	Au-Zn-Cu-Ag	670 km^2
Poste Lemoyne Extension	50 % Virginia 50 % Corporation TGW Inc.	Au	30 km^2
Caniapiscau (Lac Noëlla)	100 % Virginia	Au	165 km^2
Éléonore	100 % Virginia	Au-Cu	65 km^2
Grenville	**Partenariat & participation**	**Métaux**	**Superficie**
Chute-des-Passes	50 % Virginia 50 % SOQUEM	Ni-Cu-Co	76 km^2
Grenville	50 % Virginia 50 % Billiton Resources Canada Inc.	Ni-Cu-Co	38 km^2

Et de nombreuses autres propriétés

Recommandations des analystes

« L'alliance stratégique avec Noranda est a
à surveiller. David a étudié le projet MEGATE
et a été impressionné par la méthode utilisée
pour identifier les cibles. Ce sont des travaux
préliminaires mais avec un excellent potentiel. »

Hard Rock Analyst Journal, David & Eric Coffin janvier 2003

Les propriétés




Raglan (Falconbridge)
Duquet
Baie Payne
Baie d'Ungava
Kogaluk
Fosse Pt-Pd
Voisey's Bay
Baie d'Hudson
Sagar
Voisey's Bay (Inco)
Lac Gayot
Schefferville
Lac Fagnant
Radisson
LABRADOR
La Grande Sud
Lac Noëlla
Éléonore
Poste Lemoyne Ext.
Eastmain Ouest/Auclair
Sept-Îles
Troilus (Inmet)
Matagami
Chibougamau
Chute-des-passes
Grenville
Val-d'Or
Québec
Montréal

Recommandations des analystes

« Virginia, notre compagnie d'exploration préférée, prévoit dépenser, cette année, 7,5 $ M en exploration avec ses partenaires. Après les crédits remboursables du gouvernement québécois, la part de Virginia sera de 1,5 $ M. Nous continuons d'être très confortables avec Virginia (persuadés de sa bonne gestion et de ses bons états financiers) et nous croyons que c'est beaucoup plus une question de quand que de si avant de voir Virginia trouver un dépôt très significatif. »

Adrian Day's Global Analyst, mars 2003



Propriétés

Baie James

La région de la Baie James est caractérisée par deux ceintures volcaniques d'importance, soit les ceintures Eastmain et La Grande. Grâce au développement de grands barrages hydroélectriques au cours des 25 dernières années, la région a été dotée d'une importante infrastructure, permettant l'accessibilité du territoire par routes sur une base annuelle et fournissant des services importants comme l'électricité, les aéroports et les villes hôtelières.

La Grande Sud, Au

100 % **Virginia** - option 50 % **Cambior** en contrepartie de travaux d'exploration totalisant 5,5 $ millions avant juin 2007.
Opérateur des travaux : Cambior
Emplacement : Baie James sur la ceinture volcanique de La Grande. Accès par la route Trans-Taïga toute l'année.
Superficie : 112 km²

La propriété La Grande Sud, en partenariat avec Cambior, est le projet le plus avancé de Virginia et demeure toujours aussi intéressant. Cette année, les travaux de forage (4184 mètres) ont permis de prolonger la zone 32 de plus de 150 mètres. Aussi, une nouvelle zone (Zone 175) a été découverte non loin de la zone 32 et reste ouverte dans toutes les directions.

La Grande Sud contient une ressource de 350 000 onces d'or sur les zones 32 et 103 qui demeurent ouvertes en profondeur. Découvertes en 2002, les zones 30, 197 et 175 demeurent ouvertes. À ce jour, plus de 1 000 indices ont été découverts sur la propriété.



Surface
Zone 32
4.2 Mt@ 2.1 g/t Au et 0.2% Cu
(350 000 oz/Au)
5.9/1.3
0.6/1.5
200
200
Nouvelle zone
16.7/1.5
12.9/3.0
400
400
4.4/7.4m
3.2/5.0m
Faibles valeurs
0
100

Poste Lemoyne Extension, Au

50 % **Virginia** – 50 % **Corporation TGW Inc.**
Opérateur des travaux : Virginia
Emplacement : À la Baie James, au sein de la ceinture volcanique de La Grande et situé à 70 km à l'est de la propriété La Grande Sud. Accès par la route Trans-Taïga toute l'année
Superficie : 30 km²

Virginia et son partenaire Corporation TGW Inc. ont réalisé une campagne de forage de 6 568 mètres sur la propriété en 2002 - 2003. Ces forages ont



L-27
L-28
L-29
23.00 g/t 5.0m
13.69 g/t 2.0m
21.50 g/t 5.0m
11.53 g/t 3.0m
12.80 g/t 9.0m
0 m
6.14 g/t /5.0m
2.83 g/t /7.2m
(incl. 7.89 g/t /2.0m)
5.69 g/t /4.5m
-50 m
1.45 g/t /13.0m
0.75 g/t/10.4m
34.79 g/t/9.0m (NC)
1.49 g/t / 3.0m
9.44 g/t/11.0m
& 21.43 g/t/4.5m (NC)
-100 m
1.14 g/t/5.0m
9.00 g/t
1.55m
43.09 g/t/11.65m (NC)
21.11 g/t/1.7 m
6.29 g/t/2.0m
-150 m
0.72 g/t 8.0 m
5.26 g/t 1.28 m
10.80 g/t /3.7m (NC)
0.42 g/t/4.0m
-200 m
0.79 g/t 1.85 m
0.42 g/t 6.2 m
14.13 g/t/13m (NC)
9.56 g/t/13m(C)
0
50
-250 m
24.48 g/t/ 3.82m (NC)
20.98 g/t/3.82m (C)
-300 m

mené à un premier calcul de ressources sur la zone Orfée, une ressource de 203 000 tonnes titrant 14,5 g/t Au a été cubée contenant un total de 95 000 onces d'or. Une autre campagne de forage est prévue à l'automne 2003.

Voir communiqué du 6 novembre 2002 pour les résultats complets (www.virginia.qc.ca)

Caniapiscau (Lac Noëlla), Au

100 % **Virginia**
Opérateur des travaux : Virginia
Emplacement : Près du réservoir Caniapiscau, à la Baie James. La route trans-taïga se situe à 30 km au nord de la propriété.
Superficie : 165 km²

Le projet Lac Noëlla représente pour Virginia la troisième découverte aurifère d'importance sur la ceinture La Grande. Dans ce secteur, la ceinture volcanique n'a jamais été explorée. Les travaux de surface effectués à l'été 2002 ont permis de localiser un corridor aurifère de plus de 3 km. Une campagne de forage en février 2003 a testé en profondeur les indices mis au jour lors du décapage de 2002. Quoique relativement décevante, cette campagne a rapporté jusqu'à 12,47 g/t Au sur 1,95 mètres en forage.

Recommandations des analystes

« Un vieil associé voulant rester anonyme mais fai partie des analystes les plus réputés de l'industrie m'a « Virginia est la moins risquée des sociétés d'exploration que je connaisse et la technologie MEGATEM fonctionne. » C'est bon d'être sur la même longueur d'onde qu'une personne tel que lui. »

Adrian Day's Global Analyst, novembre 2002



Propriétés

Lac Gayot, Ni, Pt-Pd

100 % Virginia - Billiton Resources Canada Inc. a l'option d'acquérir une participation de 50 % dans le projet en contrepartie de travaux d'exploration de 4,5 millions $ d'ici le 30 novembre 2003.
Opérateur des travaux : Virginia
Emplacement : Région du réservoir Caniapiscau, Baie James, 60 km au nord de l'aéroport Fontanges et de la route Trans-Taïga
Superficie : 219 km²

Les travaux réalisés lors de la campagne d'été 2002 ont permis la découverte de deux nouvelles zones minéralisées (Pistolaté et Malorie) dans le secteur du Lac Gayot à 7 km de la grille principale. Une campagne de forage totalisant 2 000 mètres a été réalisée à l'hiver 2003 sur quatre zones connues (Nancy, Dechamplain, Area 03 et Bloc C). Virginia et son partenaire Billiton Resources Canada Inc. prévoient continuer activement les travaux d'exploration sur cette propriété tout au long de 2003. Aujourd'hui, plus de 12 indices de surface ont été découverts sur une distance de plus de 25 km au sein de cette ceinture volcanique ultramafique. Ces zones minéralisées ont la caractéristique d'être très riches en Ni, Cu, Pt-Pd.



N
Zone 03 - DDH
1,05% Ni; 0,12% Cu; 0,32 g/t Pt-Pd / 4,2 m
PistolatÉ-Surface
2,96% Ni; 1,50% Cu; 1,08 Pt-Pd
Gagnon
2,17% Ni; 0,42% Cu; 2,46 g/t Pt-Pd / 4,9 m
MIA
4,40% Ni; 0,68% Cu; 2,98 g/t Pt-Pd / 2,0 m
Pantoufle - Surface
7,87% Ni; 0,20% Cu; 4,65 g/t Pt-Pd
Gagnon Extension
5,62% Ni; 0,33% Cu; 8,86 g/t Pt-Pd
Malorie-Surface
7,46% Ni; 0,06% Cu; 1,82 g/t Pt-Pd
Dechamplain-Surface
9,97% Ni; 0,32% Cu; 4,46 g/t Pt-Pd
Nancy - DDH
4,35% Ni; 0,08% Cu; 0,79 g/t Pt-Pd / 2,5 m
9,03% Ni; 0,60% Cu; 9,11 g/t Pt-Pd / 2,55 m
1,06% Ni; 0,23% Cu; 1,32 g/t Pt-Pd / 9,4 m
L - DDH
2,20% Ni; 1,41% Cu; 2,29 g/t Pt-Pd / 11,4 m
Baseline - Surface
1,73% Ni; 0,05% Cu; 1,54 g/t Pt-Pd
10 KM
Gayot-Surface
2,01% Ni; 0,07% Cu; 0,57 g/t Pt-Pd / 3,15 m

Recommandations des analystes

« Une autre compagnie d'exploration solide et à faible risque est Virginia avec ses nombreux attributs. Leur plan de match est simple; Virginia prend des positions de terrain et réalise elle-même les travaux de surface préliminaires peu dispendieux. Ensuite, encore à un stade d'exploration peu avancé, elle réalise une alliance avec un partenaire, idéalement avec une société qui dépense pour acquérir un intérêt. »

7 Gold Stocks Doug Casey and I Agree On Adrian Day, septembre 2002

MegaTEM, Cu, Zn, Au, Ag

Participation : 45 à 49 % **Virginia**
51 à 55 % **Noranda Novicourt.**
Opérateur des travaux : Noranda
Emplacement : Plus de 250 propriétés dans la région de l'Abitibi
Superficie : 670 km²

Trois ententes ont été signées avec Noranda et Novicourt dans le but d'utiliser la technologie MegaTEM sur le territoire abitibien. Au total, 10 levés aéroportés ont couvert une superficie de plus de 9 400 km². Des centaines d'anomalies MegaTEM ont été identifiées et plus de 70 anomalies ont été testées par forage jusqu'à maintenant. À ce jour, 8 anomalies ont retourné des valeurs anomales en métaux de base. Au cours de l'exercice 2002-2003, des dizaines de forages testeront une multitude de cibles MegaTEM. Plus de 7 $ M ont été investis depuis le début des travaux par les parties.

Rappelons que la technologie MegaTEM permet de détecter des corps conducteurs, caractéristiques de gisements polymétalliques, jusqu'à une profondeur de 250 mètres. Elle est reconnue comme étant la technologie électromagnétique aéroportée la plus puissante au monde. MegaTEM a été directement responsable de la découverte, en 2000 par Noranda, du gisement Persévérance (5 M de tonnes à 15 % Zn et 1,4 % Cu), localisé dans le camp minier de Matagami au Québec.





Perspectives
2003-2004

« Virginia réinvente l'exploration grâce à sa stratégie unique : réduire au minimum les risques de l'exploration »

Chaque année, Virginia explore des territoires vierges du Nord du Québec à la recherche de nouveaux camps miniers. Cet aspect de sa stratégie d'exploration lui permet de diversifier ses recherches et ainsi attirer des partenaires différents selon les projets et les métaux recherchés. Étant donné que Virginia explore des territoires complètement vierges, elle est souvent la première à tester ces territoires. C'est ce qui fait de Virginia un chef de file en exploration mais qui l'oblige également à optimiser ses interventions de façon à se concentrer sur les régions les plus prometteuses.

Au cours de l'exercice 2003-2004, les projets Lac Gayot, Poste Lemoyne Extension, La Grande Sud et MegaTEM feront partie des priorités de Virginia. Des sommes considérables seront attribuées à ces projets et à de nombreux autres au cours de l'année à venir. De plus, de nouvelles phases de travaux sont prévues sur les projets Grenville, Fosse Pt-Pd, Éléonore, Caniapiscau (Lac Noëlla) et Chute-des-Passes. Un budget de près de 7 M $ est donc prévu pour 2004.

C'est avec beaucoup d'optimisme que Virginia débute cette nouvelle année. Avec un éventail de partenaires distingués, une situation financière saine, un marché aurifère positif et une équipe passionnée, Virginia possède tous les atouts pour faire un jour « LA DÉCOUVERTE ».

Mètres de forage réalisés par Virginia au cours des cinq dernières années



40000
30000
20000
10000
0
1999
2001
2003
Mètres

Recommandations des analystes

« Virginia est un excellent choix si l'on se base seulement sur ses projets d'exploration aurifères et son partenariat avec BHP Billiton à Gayot. En ajoutant ses alliances stratégiques avec Noranda, je suis persuadé que Virginia va faire une découverte significative au Québec. La question n'est pas si mais quand. »

Doug Casey's International Speculator, Paul Van Eeden, novembre 2003

Calendrier des travaux à venir

Projets	Octobre 2003	Novembre 2003	Décembre 2003	Janvier 2004	Février 2004	Mars 2004	Avril 2004	Mai 2004
Poste Lemoyne Extension	———	———	——>					
MegaTEM	——	———	———	———	———	———	——>	
Lac Gayot					———	———	——>	
Sagar	———	——>						
Caniapiscau (Lac Noëlla)	———	——>						
Chute-des-Passes	——	——>						



Tableau des ressources **actuelles**

TABLEAU DES RESSOURCES ACTUELLES

POSTE LEMOYNE EXTENSION – ZONE ORFÉE

Catégorie	Tonnage (tonnes métriques)	Au (g/t)	Or contenu (onces)
Mesurées	88 588	9,44	26 886
Présumées	114 895	18,40	67 967
Total toutes catégories	**203 483**	**14,50**	**94 853**

LA GRANDE SUD - ZONES 32-103

Teneurs de coupures	Tonnage (tonnes métriques)	Au (g/t)	Cu %	Or contenu (onces)
0,5	7 180 000*	1,5	0,17	350 000
1,0	4 525 000*	2,1	0,24	310 000
1,5	3 115 000*	2,7	0,29	270 000

** Tonnage présumé*

Recommandations des analystes

« Le meilleur moyen pour une compagnie majeure d'accéder rapidement à des découvertes avec un potentiel de classe mondiale est de conclure des alliances stratégiques avec des sociétés d'exploration juniors qui ont l'expertise technique et l'expérience d'un territoire. Actuellement, il n'y a pas beaucoup de bonnes compagnies d'exploration. J'entends par là des compagnies qui se démarquent dans l'industrie. Aujourd'hui, nous allons brièvement discuter de l'une d'entre elles. Virginia possède des ententes avec BHP Billiton, Noranda, Cambior, Placer Dome et SOQUEM. En plus de développer ses projets avec ses partenaires, Virginia a une superbe situation financière pour une compagnie d'exploration junior. Avec 11 $ M en fonds de roulement la compagnie est très bien financée pour le futur. »

Doug Casey's International Speculator, Paul Van Eeden, mars 2003



Analyse par la direction de la situation financière et des résultats d'exploitation

Nature des activités

Virginia se spécialise dans l'exploration de l'or et des métaux de base au Québec. Depuis plusieurs années, la société a concentré ses activités à l'extérieur des camps miniers dans des territoires vierges jamais explorés auparavant. Virginia profite au maximum de tous les incitatifs à l'exploration provenant des deux paliers gouvernementaux. De plus, la société privilégie le partenariat avec des sociétés majeures afin de partager le risque de l'exploration et de mettre au jour des gisements de classe mondiale ou de nouveaux camps miniers.

Résultats d'exploitation

Les revenus de placements ont été relativement stables au cours des deux derniers exercices. La société touche également des honoraires pour son rôle d'opérateur de projets dans ses différents partenariats.

L'augmentation des honoraires professionnels est principalement due aux frais engagés pour la recherche de nouveaux investisseurs ainsi qu'à la mise en application des nouvelles normes concernant les paiements à base d'actions. Les honoraires de gestion ont diminué suite à une diminution des travaux d'exploration d'environ 544 000 $ et d'une diminution du taux maximum des honoraires de 2.5% depuis juin 2002. Au cours de l'exercice, la société a augmenté sa participation dans les conventions aurifères et minières et a procédé à une campagne publicitaire. Au cours de l'exercice terminé le 31 mai 2002, 2 900 000 $ avaient été engagés en levés MegaTEM et comptabilisés dans les frais d'exploration généraux. Suite à ces levés, des propriétés ont été acquises, donc les dépenses subséquentes sont capitalisées au lieu d'être comptabilisées sous la rubrique frais d'exploration généraux. En mai 2003, la société a vendu 100% de sa participation dans la propriété Sirmac, procurant un gain de 21 726 $. *Un montant de 1 179 571 $ a été radié afin de tenir* compte de l'abandon de douze propriétés et de la réduction de la superficie de neuf autres propriétés, comparativement à une radiation de 1 169 467 $ en 2001-2002.

Les frais engagés sur les biens miniers (2 801 479 $ en 2002-2003) ont été supérieurs à l'exercice 2001-2002 (1 370 294 $) et à l'exercice 2000-2001 (1 055 847 $). Ces augmentations successives proviennent des dépenses engagées avec Noranda sur le projet MegaTEM. Au total, les différents partenaires de Virginia devront engager plus de 5 millions $ au cours des quatre prochaines années afin d'acquérir ou de conserver leur participation dans certains projets de la société.

Perte avant intérêts, impôts et amortissement

La perte avant intérêts, impôts et amortissement (ou PAIIA) de Virginia s'est établie à 1 516 464 $ pour l'exercice terminé le 31 mai 2003, comparativement à 2 372 033 $ pour l'exercice terminé le 31 mai 2002.

Liquidités et financement

Le fonds de roulement de la société demeure excellent avec 13 157 304$ soit une augmentation de 2 113 541 $ par rapport au début de l'exercice. Cette augmentation a été générée en grande partie par des crédits d'impôt et des droits miniers de 1 606 149 $. La société bénéficie également de fonds réservés à l'exploration de 242 859 $, lesquels serviront à financer une partie des travaux d'exploration de l'exercice 2003-2004. La société n'a aucune dette et le fonds de roulement actuel permettra de couvrir les dépenses courantes et certaines dépenses d'exploration pour les années futures.

Au cours du dernier exercice, la société a procédé à cinq financements totalisant 1 910 025 $ dont un montant de 1 600 000 $ a été affecté à des travaux d'exploration et le solde au fonds de roulement. De plus, 438 921 options d'achat d'actions ont été exercées pour un total de 283 363 $.

Risques et incertitudes

La société est considérée comme une société d'exploration. Elle doit donc obtenir du financement régulièrement afin de poursuivre ses activités d'exploration. Malgré le fait qu'elle ait réussi dans le passé, il n'y a aucune garantie de réussite pour l'avenir.

Perspectives

La société a été très active en matière d'exploration au cours de l'exercice 2003 et prévoit le même niveau d'activité pour l'exercice 2004. Aucun nouveau financement n'est prévu pour le prochain exercice afin de répondre à ces besoins. Cependant, la société sera ouverte à toute proposition intéressante.

Analyse par la direction de la situation **financière et des résultats d'exploitation**



Responsabilité de la direction à l'égard de l'information financière

Les états financiers de Virginia et toute l'information contenue dans le présent rapport annuel sont la responsabilité de la direction et ont été approuvés par le conseil d'administration.

Les états financiers ont été dressés par la direction conformément aux principes comptables généralement reconnus du Canada. Les états financiers renferment certains montants fondés sur l'utilisation d'estimations et de jugements. La direction a établi ces montants de manière raisonnable afin de s'assurer que les états financiers sont présentés fidèlement, à tous les égards importants. L'information financière présentée ailleurs dans le rapport annuel concorde avec les états financiers.

La société maintient des systèmes de contrôles internes comptables et administratifs de qualité, moyennant un coût raisonnable. Ces systèmes ont pour objet de fournir un degré raisonnable de certitude que l'information financière est pertinente, fiable et exacte et que l'actif de la société est correctement comptabilisé et bien protégé.

Le conseil d'administration est chargé de s'assurer que la direction assume ses responsabilités à l'égard de la présentation de l'information financière et il est l'ultime responsable de l'examen et de l'approbation des états financiers. Le conseil s'acquitte de cette responsabilité principalement par l'entremise de son comité de vérification.



Le comité de vérification, composé d'administrateurs externes, révise la teneur des états financiers avant leur approbation par le conseil d'administration. Les vérificateurs externes discutent de leur travail de vérification avec les membres de ce comité.

Les états financiers ont été vérifiés, au nom des actionnaires, par les vérificateurs externes, PricewaterhouseCoopers s.r.l., conformément aux normes de vérification généralement reconnues du Canada et des États-Unis.

André Gaumond
Président

Gaétan Mercier
Chef, Opérations financières

Québec (Québec) Canada
Le 30 septembre 2003

RAPPORT DES VÉRIFICATEURS INDÉPENDANTS

Aux actionnaires de
Mines d'Or Virginia Inc.

Nous avons vérifié les bilans de **Mines d'Or Virginia Inc.** (société d'exploration) aux 31 mai 2003 et 2002 et les états des résultats et déficit et des flux de trésorerie de chacun des exercices inclus dans la période de trois ans terminée le 31 mai 2003. La responsabilité de ces états financiers incombe à la direction de la société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada et des États-Unis. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers donnent, à tous les égards importants, une image fidèle de la situation financière de la société aux 31 mai 2003 et 2002 ainsi que des résultats de son exploitation et de ses flux de trésorerie pour chacun des exercices inclus dans la période de trois ans terminée le 31 mai 2003 selon les principes comptables généralement reconnus du Canada.

Comptables agréés

PricewaterhouseCoopers s.r.l.

Québec (Québec) Canada
Le 3 juillet 2003

Commentaires des vérificateurs à l'intention des lecteurs américains au sujet des différences entre les normes de rapport canadiennes et américaines

Aux États-Unis, les normes de rapport obligent les vérificateurs à ajouter un paragraphe explicatif (immédiatement après le paragraphe d'énoncé d'opinion) lorsque les états financiers sont touchés par des faits et conditions qui jettent un doute substantiel sur la capacité de la société de poursuivre son exploitation, comme ceux décrits à la note 1. Notre rapport aux actionnaires daté du 3 juillet 2003 est formulé conformément aux normes canadiennes, lesquelles ne permettent pas que l'on fasse mention de tels faits et conditions dans le rapport des vérificateurs si ceux-ci sont présentés convenablement dans les états financiers.

Comptables agréés

PricewaterhouseCoopers s.r.l.

Québec (Québec) Canada
Le 1er octobre 2003

(expressed in Canadian dollars)

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Virginia Gold Mines Inc.

We have audited the balance sheets of **Virginia Gold Mines Inc.** (an exploration company) as at May 31, 2003 and 2002 and the statements of earnings and deficit and cash flows for each of the years in the three-year period ended May 31, 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at May 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended May 31, 2003 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

PricewaterhouseCoopers LLP

Quebec, Quebec, Canada
July 3, 2003

Comments by the Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated July 3, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

Chartered Accountants

PricewaterhouseCoopers LLP

Quebec, Quebec, Canada
October 1, 2003

[illegible]

(en dollars canadiens) — (expressed in Canadian dollars)

Aux 31 mai / As at May 31

	2003 $	2002 $	
ACTIF			**ASSETS**
Actif à court terme			**Current assets**
Espèces et quasi-espèces	1 197 687	423 209	Cash and cash equivalents
Placements temporaires (note 3)	9 907 996	7 873 535	Short-term investments (note 3)
Impôts sur les bénéfices à recouvrer	-	3 340	Income taxes recoverable
Sommes à recevoir (note 4)	2 728 211	3 327 171	Amounts receivable (note 4)
Charges payées d'avance (note 5)	33 606	37 840	Prepaid expenses (note 5)
	13 867 500	11 665 095	
Fonds réservés à l'exploration (note 2)	242 859	929 498	**Exploration funds** (note 2)
Placements à long terme (note 6)	171 180	999 267	**Long-term investments** (note 6)
Équipement de bureau, au coût moins l'amortissement cumulé de 6 955 $ (5 468 $ en 2002)	5 484	6 376	**Office equipment,** at cost less accumulated depreciation of $6,955 ($5,468 in 2002)
Biens miniers (note 7)	7 298 353	7 224 931	**Mining properties** (note 7)
Frais de développement d'un site Web, au coût moins l'amortissement cumulé de 675 $ (néant en 2002)	3 825	-	**Web site development expenses,** at cost less accumulated amortization of $675 (nil in 2002)
	21 589 201	20 825 167	
PASSIF			**LIABILITIES**
Passif à court terme			**Current liabilities**
Comptes créditeurs et charges			Accounts payable and accrued liabilities
Sociétés apparentées	63 270	131 551	Related companies
Autres	646 926	489 781	Others
	710 196	621 332	
CAPITAUX PROPRES			**SHAREHOLDERS' EQUITY**
Capital social (notes 8, 9 et 10)			**Share capital** (notes 8, 9 and 10)
Autorisé			Authorized
Nombre illimité d'actions ordinaires, votantes et participantes, sans valeur nominale			Unlimited number of common shares, voting and participating, with no par value
Émis et entièrement payé			Issued and fully paid
30 701 686 actions ordinaires (28 724 619 en 2002)	45 060 060	42 910 042	30,701,686 common shares (28,724,619 in 2002)
Options d'achat d'actions (note 9)	65 540	-	**Stock options** (note 9)
Déficit	(24 246 595)	(22 706 207)	**Deficit**
	20 879 005	20 203 835	
	21 589 201	20 825 167	

Nature des activités (note 1)
Les notes complémentaires font partie intégrante des états financiers.

Nature of activities (note 1)
The accompanying notes are an integral part of these financial statements.

Approuvé par le Conseil,

_______________, administrateur

_______________, administrateur

Approved by the Board of Directors

_______________, Director

_______________, Director



Résultats et déficit / Statements of Earnings and Deficit

Exercices terminés les 31 mai 2003, 2002 et 2001 / Years Ended May 31, 2003, 2002 and 2001

(en dollars canadiens) / (expressed in Canadian dollars)

	2003 $	2002 $	2001 $	
PRODUITS				**REVENUES**
Dividendes	326 146	347 824	304 448	Dividends
Intérêts	520 078	459 463	562 589	Interest
Honoraires	186 923	157 557	241 580	Fees
	1 033 147	964 844	1 108 617	
CHARGES				**EXPENSES**
Honoraires professionnels et frais de maintien	165 598	112 955	82 694	Professional and maintenance fees
Honoraires de gestion	144 792	200 090	95 035	Management fees
Loyer et frais de bureau	512 214	441 078	469 113	Rent and office expenses
Publicité et expositions	128 180	57 121	31 617	Advertising and exhibitions
Crédit d'impôt relatif aux communications	(40 000)	(37 875)	-	Tax credit related to communications
Déplacements	93 956	60 157	57 306	Travelling
Impôt de la partie XII.6	-	672	8 465	Part XII.6 tax
Amortissement de l'équipement de bureau	1 487	1 511	1 282	Depreciation of office equipment
Amortissement des frais de développement d'un site Web	675	-	-	Amortization of Web site development expenses
Frais d'exploration généraux	216 999	3 264 251	460 256	General exploration costs
Subventions, crédits d'impôt et droits miniers	(102 421)	(1 686 390)	(248 280)	Grants, tax credits and mining rights
Coût des biens miniers abandonnés	1 179 571	1 169 467	2 577 405	Cost of mining properties abandoned
Perte (gain) à la vente de placements temporaires	5 388	250 963	(289 993)	Loss (gain) on sale of short-term investments
Gain à la vente de placements à long terme	-	(494 749)	-	Gain on sale of long-term investments
Gain à la vente de biens miniers	(21 726)	-	-	Gain on sale of mining properties
Perte à la vente d'équipement de bureau	-	-	2 389	Loss on sale of office equipment
Moins-value des placements temporaires	267 060	-	-	Writeoff of short-term investments
	2 551 773	3 339 251	3 247 289	
Perte avant impôts et la quote-part dans le bénéfice net de Société Minière Orcapital Inc.	(1 518 626)	(2 374 407)	(2 138 672)	**Loss before income taxes and share in the net earnings of Société Minière Orcapital Inc.**
Impôt sur les bénéfices (note 13)	21 762	12 740	17 458	**Income taxes** (note 13)
Perte avant la quote-part dans le bénéfice net de Société Minière Orcapital Inc.	(1 540 388)	(2 387 147)	(2 156 130)	**Loss before share in the net earnings of Société Minière Orcapital Inc.**
Quote-part dans le bénéfice net de Société Minière Orcapital Inc. (note 6)	-	(191)	(7 818)	**Share in the net earnings of Société Minière Orcapital Inc.** (note 6)
Perte nette pour l'exercice	(1 540 388)	(2 386 956)	(2 148 312)	**Net loss for the year**
Déficit au début de l'exercice	(22 706 207)	(20 319 251)	(18 170 939)	**Deficit – Beginning of year**
Déficit à la fin de l'exercice	(24 246 595)	(22 706 207)	(20 319 251)	**Deficit – End of year**
Perte nette de base et diluée par action (note 14)	(0,05)	(0,09)	(0,08)	**Basic and diluted net loss per share** (note 14)

Les notes complémentaires font partie intégrante des états financiers.

The accompanying notes are an integral part of these financial statements.

Exercices terminés les 31 mai 2003, 2002 et 2001

Statements of Cash Flows
Years Ended May 31, 2003, 2002 and 2001

(en dollars canadiens) / (expressed in Canadian dollars)

	2003 $	2002 $	2001 $	
Flux de trésorerie liés aux activités d'exploitation				**Cash flows from operating activities**
Perte nette pour l'exercice	(1 540 388)	(2 386 956)	(2 148 312)	Net loss for the year
Éléments sans incidence sur les espèces et quasi-espèces				Items not affecting cash and cash equivalents
Coût des biens miniers abandonnés	1 179 571	1 169 467	2 577 405	Cost of mining properties abandoned
Amortissement de l'équipement de bureau	1 487	1 511	1 282	Depreciation of office equipment
Amortissement des frais de développement d'un site Web	675	-	-	Amortization of Web site development expenses
Gain à la vente de biens miniers	(21 726)	-	-	Gain on sale of mining properties
Perte (gain) à la vente de placements temporaires	5 388	250 963	(289 993)	Loss (gain) on sale of short-term investments
Gain à la vente de placements à long terme	-	(494 749)	-	Gain on sale of long-term investments
Perte à la vente d'équipement de bureau	-	-	2 389	Loss on sale of office equipment
Options d'achat d'actions	65 540	-	-	Stock options
Moins-value des placements temporaires	267 060	-	-	Writeoff of short-term investments
Quote-part dans le bénéfice net de Société Minière Orcapital Inc.	-	(191)	(7 818)	Share in the net earnings of Société Minière Orcapital Inc.
	(42 393)	(1 459 955)	134 953	
Variation nette des éléments hors caisse du fonds de roulement (note 11a)	1 852 924	(2 169 074)	(518 494)	Net change in non-cash working capital items (note 11a)
	1 810 531	(3 629 029)	(383 541)	
Flux de trésorerie liés aux activités de financement				**Cash flows from financing activities**
Augmentation du capital social émis comptant, déduction faite des frais d'émission d'actions (note 11b)	2 150 018	1 768 537	503 108	Increase in share capital issued for cash, net of share issue expenses (note 11b)
Flux de trésorerie liés aux activités d'investissement				**Cash flows from investing activities**
Variation des placements temporaires (note 11b)	(1 478 822)	(2 665 056)	1 530 820	Variation in short-term investments (note 11b)
Diminution des fonds réservés à l'exploration	686 639	2 875 452	767 952	Decrease in exploration funds
Augmentation des placements à long terme (note 11b)	-	(784 602)	-	*Increase in long-term investments (note 11b)*
Produit de la vente de placements à long terme	-	972 966	-	Proceeds from sale of long-term investments
Acquisition d'équipement de bureau	(595)	(2 015)	(2 728)	Additions to office equipment
Produit de la vente d'équipement de bureau	-	-	2 474	Proceeds from sale of office equipment
Augmentation des biens miniers (note 11b)	(2 429 198)	(873 844)	(595 605)	Increase in mining properties (note 11b)
Produit de la vente de biens miniers et paiements sur option	20 000	-	10 000	Proceeds from sale of mining properties and option payments
Subventions encaissées	20 405	56 283	-	Grants cashed
Frais de développement d'un site Web	(4 500)	-	-	Web site development expenses
	(3 186 071)	(420 816)	1 712 913	
Variation nette des espèces et quasi-espèces	774 478	(2 281 308)	1 832 480	**Net change in cash and cash equivalents**
Espèces et quasi-espèces au début de l'exercice	423 209	2 704 517	872 037	**Cash and cash equivalents – Beginning of year**
Espèces et quasi-espèces à la fin de l'exercice	1 197 687	423 209	2 704 517	**Cash and cash equivalents – End of year**
Renseignements supplémentaires				**Additional information**
Intérêts encaissés	826 249	362 304	314 994	Interest cashed
Impôts sur les bénéfices payés	8 524	6 705	22 986	Income taxes paid

Les notes complémentaires font partie intégrante des états financiers.

The accompanying notes are an integral part of these financial statements.

1 Constitution, nature des activités et continuité de l'exploitation

La société, constituée en vertu de la Loi canadienne sur les sociétés par actions, se spécialise dans l'acquisition et dans l'exploration de biens miniers. Elle n'a pas encore déterminé si les biens miniers renferment des réserves de minerai pouvant être exploitées économiquement. La récupération du coût des biens miniers dépend de la capacité d'exploiter économiquement les réserves de minerai, de l'obtention du financement nécessaire pour poursuivre l'exploration et le développement de ses biens et de la mise en production commerciale ou du produit de la disposition des biens. La société devra obtenir périodiquement de nouveaux fonds pour poursuivre ses activités et malgré le fait qu'elle ait réussi dans le passé, il n'y a aucune garantie de réussite pour l'avenir.

Bien que la société ait pris des mesures pour vérifier le droit de propriété concernant les biens miniers dans lesquels elle détient une participation conformément aux normes de l'industrie visant la phase courante d'exploration de ces biens, ces procédures ne garantissent pas le titre de propriété à la société. Le titre de propriété peut être assujetti à des accords antérieurs non reconnus et ne pas être conforme aux exigences en matière de réglementation.

2 Résumé des principales conventions comptables

Mode de présentation

Les présents états financiers ont été préparés conformément aux principes comptables généralement reconnus du Canada. Ces principes sont conformes, à tous les égards importants, aux principes comptables généralement reconnus aux États-Unis, à l'exception des éléments décrits à la note 18. Les principales conventions comptables, qui ont été appliquées de façon uniforme, sont résumées comme suit.

Utilisation d'estimations

La préparation d'états financiers conformément aux principes comptables généralement reconnus du Canada exige que la direction fasse des estimations ayant une incidence sur les montants d'actif et de passif portés aux états financiers. Ces mêmes estimations ont aussi une incidence sur la présentation des éventualités en date des états financiers, de même que sur les postes de produits et de charges des exercices. Les estimations importantes comprennent la valeur comptable des biens miniers, le crédit d'impôt à titre de droits miniers, le crédit d'impôt pour les entreprises du secteur minier, le crédit d'impôt relatif aux communications et certaines charges à payer. Il est donc possible que les résultats réels diffèrent de ces estimations.

Espèces et quasi-espèces

Les espèces et quasi-espèces comprennent l'encaisse et les soldes bancaires ainsi que les dépôts à terme dont l'échéance initiale est d'au plus trois mois à la date d'acquisition.

Placements temporaires

Les placements temporaires sont comptabilisés au moindre du coût amorti et de la valeur marchande.

1 Incorporation, nature of activities and going concern concept

The company, incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable reserves, the ability of the company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties. The company will periodically have to raise additional funds to continue operations, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.

Although the company has taken steps to verify title to mining properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2 Summary of significant accounting policies

Basis of presentation

These financial statements have been prepared in accordance with Canadian generally accounting principles. These principles conform, in all material respects, with accounting principles generally accepted in the United States except as described in note 18. The significant accounting policies, which have been consistently applied, are summarized as follows.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the amounts of assets and liabilities reported in the financial statements. Those estimates also affect the disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the years. Significant estimates include the carrying value of mining properties, the mining rights tax credit, the tax credit for mining exploration companies, the tax credit related to communications and certain accrued liabilities. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and balances with banks and term deposits with original maturities of three months or less at the acquisition date.

Short-term investments

Short-term investments are valued at the lower of amortized cost and market value.

(expressed in Canadian dollars)

Fonds réservés à l'exploration
Les fonds réservés à l'exploration se composent d'encaisse et de dépôts à terme et représentent le produit de financements non dépensés. Selon les restrictions imposées par ces financements, la société doit consacrer ces fonds à l'exploration ou à l'acquisition de biens miniers.

Placements à long terme
Les placements à long terme sont comptabilisés au coût. Les placements sont ramenés à leur valeur de réalisation nette lorsque la baisse de valeur est jugée autre que temporaire.

Équipement de bureau
L'équipement de bureau est amorti selon la méthode du solde dégressif aux taux de 20 % et 30 %.

Biens miniers
La société inscrit au coût ses participations dans les biens miniers et les aires d'intérêt géologique, moins les paiements sur option reçus et autres recouvrements. Les frais d'exploration et de développement liés aux participations et aux projets sont capitalisés sur la base de blocs de claims spécifiques ou d'aires d'intérêt géologique jusqu'à ce que les biens miniers soient mis en production, vendus ou abandonnés. La direction revoit régulièrement la valeur comptable des biens miniers aux fins de dévaluation. Ces coûts seront amortis sur la durée d'exploitation des biens miniers après le début de la production ou radiés si les biens miniers sont vendus ou si les projets sont abandonnés. Les frais d'exploration généraux non liés à des biens miniers spécifiques sont imputés aux résultats dès qu'ils sont engagés.

Frais de développement d'un site Web
Les frais de développement d'un site Web sont comptabilisés au coût et sont amortis selon la méthode du solde dégressif au taux de 30 %.

Crédit d'impôt à titre de droits miniers, crédit d'impôt pour les entreprises du secteur minier et crédit d'impôt relatif aux communications
La société a droit à un crédit d'impôt remboursable à titre de droits miniers sur les frais reliés aux activités minières engagés au Québec. Ce crédit d'impôt est comptabilisé en diminution des frais engagés.

De plus, elle a droit au crédit d'impôt remboursable pour les entreprises du secteur minier à l'égard des frais admissibles engagés après le 29 mars 2001. Le crédit d'impôt remboursable pourra atteindre 45 % du montant des frais admissibles. Ce crédit d'impôt est comptabilisé en réduction des frais engagés.

Enfin, elle a droit au crédit d'impôt remboursable relatif aux communications entre les sociétés et les investisseurs boursiers.

Exploration funds
Exploration funds consist of cash and term deposits and represent the unexpended proceeds of financing under the terms of which the company committed to spending the amounts on the exploration or acquisition of mining properties.

Long-term investments
Long-term investments are recorded at cost. When the impairment of an investment is other than temporary, the investment is written down to its net realizable value.

Office equipment
Office equipment is depreciated using the declining balance method at the rates of 20% and 30%.

Mining properties
The company records its interests in mining properties and areas of geological interest at cost less option payments received and other recoveries. Exploration and development costs relating to these interests and projects are capitalized on the basis of specific claim blocks or areas of geological interest until the mining properties to which they relate are placed into production, sold or allowed to lapse. Management reviews the carrying values of mining properties on a regular basis to determine whether any writedowns are necessary. These costs will be amortized over the estimated useful life of mining properties following commencement of production or written off if the mining properties or projects are sold or allowed to lapse. General exploration expenditures not related to specific mining properties are expensed as incurred.

Web site development expenses
Web site development expenses are recorded at cost and are amortized using the declining balance method at a rate of 30%.

Mining rights tax credit, tax credit for mining exploration companies and tax credit related to communications
The company is entitled to a refundable mining rights tax credit on mining exploration expenses incurred in Quebec. This tax credit is applied against the costs incurred.

Furthermore, the company is entitled to the refundable tax credit for mining exploration companies on qualified expenditures incurred after March 29, 2001. The refundable tax credit may equal 45% of qualified expenditures. This tax credit is applied against the costs incurred.

Finally, the company is entitled to the refundable tax credit related to communications between companies and stock market investors.

Capital social
Les actions émises en contrepartie d'éléments non monétaires sont généralement inscrites à la valeur à la cote des actions au cours d'une période raisonnable précédant et suivant l'annonce de l'entente concernant leur émission.

Les actions émises conformément aux financements accréditifs sont inscrites à leur juste valeur. Lors de l'acquisition de biens miniers, la valeur comptable peut dépasser la valeur fiscale puisque la société renonce aux déductions en faveur des investisseurs concernés. La société émet également des actions accréditives sans aucune prime ou escompte concernant la renonciation des avantages fiscaux en faveur des investisseurs.

Les frais d'émission d'actions sont présentés en diminution du capital social.

Subventions gouvernementales
Les subventions gouvernementales sont inscrites à titre de produit lorsque la société a l'assurance raisonnable qu'elle s'est conformée et qu'elle continuera à se conformer à toutes les conditions liées à la subvention. Les subventions relatives au fonds de roulement sont portées aux résultats lorsque les charges connexes sont engagées. Les subventions relatives aux frais d'exploration sont déduites des biens miniers connexes.

Impôts sur les bénéfices
La société comptabilise les impôts sur les bénéfices en utilisant la méthode du passif fiscal. Selon cette méthode, les actifs et les passifs d'impôts futurs sont établis en tenant compte des écarts temporaires déductibles ou imposables entre la valeur comptable et la valeur fiscale des actifs et des passifs, en utilisant les taux d'imposition déjà promulgués qui sont censés être en vigueur durant l'année où les écarts sont censés se résorber.

La société établit une provision pour moins-value à l'égard des actifs d'impôts futurs si, selon les renseignements disponibles, il est plus probable qu'improbable qu'une partie ou la totalité des actifs d'impôts futurs ne sera pas matérialisée.

Résultat de base et dilué par action
Le résultat de base par action est calculé en fonction du nombre moyen pondéré d'actions ordinaires en circulation au cours de l'exercice.

Le résultat dilué par action est calculé en fonction du nombre moyen pondéré d'actions ordinaires en circulation au cours de l'exercice, plus l'effet des actions potentielles dilutives en circulation au cours de l'exercice. Le calcul du résultat dilué par action est effectué selon la méthode du rachat d'actions comme si toutes les actions potentielles dilutives avaient été émises au plus tard au début de l'exercice ou à la date d'émission, selon le cas, et que les fonds en découlant avaient été utilisés pour acheter des actions ordinaires de la société à la valeur boursière moyenne des actions ordinaires au cours de l'exercice.

Share capital
Share capital issued for non-monetary consideration is generally recorded at the quoted market price of the shares over a reasonable period of time before and after the agreement to issue the shares was announced.

Flow-through shares are issued in consideration of the proceeds received, which represents their fair value. Upon the acquisition of mining properties, the carrying value may exceed the tax basis since the company renounces the deductions in favour of the investors concerned. The company also issues flow-through shares without any premium or discount regarding the renunciation of the tax benefits in favour of investors.

Share issue expenses are recorded as a reduction of share capital.

Government grants
Government grants are recorded as income when the company has reasonable assurance that it has complied and will continue to comply with all the conditions related to the grant. Grants related to working capital are included in earnings when the related expenses are incurred. Grants related to exploration costs are deducted from the related mining properties.

Income taxes
The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

The company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized.

Basic and diluted loss per share
Basic earnings per share are determined using the weighted average number of common shares outstanding during the year.

Diluted earnings per share are determined using the weighted average number of common shares outstanding during the year, plus the effects of dilutive potential shares outstanding during the year. The calculation of diluted earnings per share is made using the treasury stock method, as if all dilutive potential shares had been exercised at the later of the beginning of the year or the date of issuance, as the case may be, and that the funds obtained thereby be used to purchase common shares of the company at the average market value of the common shares during the year.

(expressed in Canadian dollars)

Régime d'options d'achat d'actions et nouvelle norme comptable

Le 1er juin 2002, la société a adopté les nouvelles recommandations de l'Institut Canadien des Comptables Agréés concernant les rémunérations et autres paiements à base d'actions. Elle a choisi de ne pas utiliser la méthode fondée sur la juste valeur pour comptabiliser les options qui seront octroyées aux employés clés, aux dirigeants et aux administrateurs. En conséquence, la charge de rémunération est comptabilisée, s'il y a lieu, pour l'excédent de la juste valeur des actions à la date d'octroi sur le prix d'exercice des options. La société présente des informations pro forma sur le résultat et le résultat par action comme si la méthode fondée sur la juste valeur avait été utilisée. Toutes les options et attributions similaires qui sont consenties à des non-salariés sont comptabilisées selon la méthode fondée sur la juste valeur.

Stock-based compensation plan and new accounting standard

On June 1, 2002, the company adopted the new recommendations of the Canadian Institute of Chartered Accountants relating to accounting for stock-based compensation and other stock-based payments. It has elected not to use the fair value method to account for options granted to key employees, managers and directors. Accordingly, compensation expense is recorded for the excess, if any, of the fair value of the shares at the date of grant over the exercise price of the options. The company provides pro-forma earnings and earnings per share information as if the fair value method had been used. All options and similar instruments that are granted to non-employees are accounted for at fair value.

3 Placements temporaires / 3 Short-term investments

	Aux 31 mai / As at May 31 2003 $	2002 $	
Placements dans des sociétés ouvertes (valeur à la cote : 3 318 738 $; 3 150 338 $ en 2002)	3 318 738	2 917 707	Investments in public companies (quoted value: $3,318,738; $3,150,338 in 2002)
Obligations et autres titres à terme, portant intérêt à des taux annuels variant de 2,87 % à 12,75 %, échéant entre juin 2003 et octobre 2012 (valeur à la cote : 6 697 871 $, 4 955 828 $ en 2002)	6 589 258	4 955 828	Bonds and other term securities, bearing interest at annual rates ranging from 2.87% to 12.75%, maturing between June 2003 and October 2012 (quoted value: $6,697,871; $4,955,828 in 2002)
	9 907 996	7 873 535	

4 Sommes à recevoir / 4 Amounts receivable

	Aux 31 mai / As at May 31 2003 $	2002 $	
Crédit d'impôt à recevoir pour les entreprises du secteur minier	1 231 886	1 706 339	Tax credit receivable for mining exploration companies
Crédit d'impôt à titre de droits miniers	905 216	628 486	Mining rights tax credit
Intérêt à recevoir	346 000	652 171	Interest receivable
Sommes à recevoir en vertu d'ententes avec des sociétés d'exploration minière	6 309	104 954	Amounts receivable under agreements with mining exploration companies
Taxes à la consommation à recevoir	174 084	190 752	Commodity taxes receivable
Crédit d'impôt relatif aux communications	40 000	19 128	Tax credit related to communications
Somme à recevoir en contrepartie de la vente d'un bien minier	24 000	-	Amount receivable in consideration of the sale of a mining property
Autres	716	25 341	Other
	2 728 211	3 327 171	

(expressed in Canadian dollars)

5 Charges payées d'avance / 5 Prepaid expenses

	Aux 31 mai / As at May 31 2003 $	2002 $	
Frais payés d'avance concernant les relations avec les investisseurs	6 102	23 355	Prepaid expenses regarding investor relations
Permis	3 449	2 353	Licence
Autres	24 055	12 132	Other
	33 606	37 840	

6 Placements à long terme / 6 Long-term investments

	Participation / Interest %	Aux 31 mai / As at May 31 2003 $	2002 $	
Société Minière Orcapital Inc., à la valeur de consolidation	-			Société Minière Orcapital Inc., at equity method
Solde au début de l'exercice		-	65 982	Balance – Beginning of year
Quote-part dans le bénéfice net pour l'exercice		-	191	Share in net earnings for the year
Disposition		-	(66 173)	Disposal
Solde à la fin de l'exercice		-	-	Balance – End of year
Ressources Majescor Inc., société d'exploration minière ouverte, au coût (valeur à la cote : néant; 581 257 $ en 2002)	- (4,97 en / in 2002)	-	796 907	Majescor Resources Inc., a public mining exploration company, at cost (quoted value: nil; $581,257 in 2002)
Exploration Azimut Inc., société d'exploration minière ouverte, à la valeur comptable (valeur à la cote de 129 799 $; 194 699 $ en 2002)	12,56 (15,15 en / in 2002)	171 180	202 360	Azimut Exploration Inc., a public mining exploration company, at carrying value (quoted value of $129,799; $194,699 in 2002)
		171 180	999 267	

La juste valeur des actions de Exploration Azimut Inc. est supérieure à la valeur comptable au 3 juillet 2003, date de signature du rapport des vérificateurs.

The fair value of shares of Azimut Exploration Inc. exceeds the carrying value as at July 3, 2003, being the date of signing of the auditor's report.

(expressed in Canadian dollars)

7 Biens miniers / 7 Mining properties

	Participation indivise / Undivided interest %	Solde au 1er juin 2002 / Balance as at June 1, 2002 $	Frais engagés / Costs incurred $	Paiements sur option, biens miniers abandonnés et vendus, crédit d'impôt, droits miniers et subventions / Option payments, mining properties abandoned and sold, tax credit, mining rights and grants $	Solde au 31 mai 2003 / Balance as at May 31, 2003 $	
Kogaluk (2 permis et 17 claims) a)	-					Kogaluk (2 permits and 17 claims) a)
Propriété minière		9 855	-	-	9 855	Mining property
Frais d'exploration		111 959	-	-	111 959	Exploration costs
		121 814	-	-	121 814	
Baie Payne (2 permis et 104 claims)	50					Baie Payne (2 permits and 104 claims)
Propriété minière		57 350	10 947	(47 320)	20 977	Mining property
Frais d'exploration		489 713	179	(372 341)	117 551	Exploration costs
		547 063	11 126	(419 661)	138 528	
Chute-des-Passes (476 claims)	50					Chute-des-Passes (476 claims)
Propriété minière		152 392	-	(45 641)	106 751	Mining property
Frais d'exploration		399 593	1 367	(120 784)	280 176	Exploration costs
		551 985	1 367	(166 425)	386 927	
Lac Bonfait (1 permis) b)	100					Lac Bonfait (1 permit) b)
Propriété minière		61 215	-	(1 989)	59 226	Mining property
Frais d'exploration		6 514	-	(212)	6 302	Exploration costs
		67 729	-	(2 201)	65 528	
La Grande Sud (2 permis et 43 claims) b)	100					La Grande Sud (2 permits and 43 claims) b)
Propriété minière		598 843	-	(12 875)	585 968	Mining property
Frais d'exploration		3 037 955	3 375	(67 414)	2 973 916	Exploration costs
		3 636 798	3 375	(80 289)	3 559 884	
Auclair (1 permis et 102 claims)	100					Auclair (1 permit and 102 claims)
Propriété minière		250 389	-	-	250 389	Mining property
Frais d'exploration		188 429	182	(20 109)	168 502	Exploration costs
		438 818	182	(20 109)	418 891	
(à reporter)		5 364 207	16 050	(688 685)	4 691 572	(forward)

(expressed in Canadian dollars)

	Participation indivise / Undivided interest %	Solde au 1er juin 2002 / Balance as at June 1, 2002 $	Frais engagés / Costs incurred $	Paiements sur option, biens miniers abandonnés et vendus, crédit d'impôt, droits miniers et subventions / Option payments, mining properties abandoned and sold, tax credit, mining rights and grants $	Solde au 31 mai 2003 / Balance as at May 31, 2003 $	
(reporté)		5 364 207	16 050	(688 685)	4 691 572	(brought forward)
Lac Gayot (4 permis et 109 claims) c)	100					Lac Gayot (4 permits and 109 claims) c)
Propriété minière		41 292	-	(11 756)	29 536	Mining property
Frais d'exploration		793 276	(2 000)	(224 076)	567 200	Exploration costs
		834 568	(2 000)	(235 832)	596 736	
Poste Lemoyne Extension (1 permis et 49 claims)	50					Poste Lemoyne Extension (1 permit and 49 claims)
Propriété minière		6 620	1 512	-	8 132	Mining property
Frais d'exploration		142 533	334 398	(200 639)	276 292	Exploration costs
		149 153	335 910	(200 639)	284 424	
Lac Noëlla (1 permis et 40 claims)	100					Lac Noëlla (1 permit and 40 claims)
Propriété minière		36 215	16 542	-	52 757	Mining property
Frais d'exploration		142 034	702 798	(421 679)	423 153	Exploration costs
		178 249	719 340	(421 679)	475 910	
Éléonore (125 claims)	100					Éléonore (125 claims)
Propriété minière		7 700	7 230	-	14 930	Mining property
Frais d'exploration		53 971	89 240	(53 544)	89 667	Exploration costs
		61 671	96 470	(53 544)	104 597	
Lac à David (174 claims) d)	-					Lac à David (174 claims) d)
Propriété minière		13 417	1 368	-	14 785	Mining property
Frais d'exploration		9 855	52 265	(27 178)	34 942	Exploration costs
		23 272	53 633	(27 178)	49 727	
Megatem (1 759 claims)	45					Megatem (1,759 claims)
Propriété minière		18 763	12 429	-	31 192	Mining property
Frais d'exploration		109 031	892 140	(463 913)	537 258	Exploration costs
		127 794	904 569	(463 913)	568 450	
(à reporter)		6 738 914	2 123 972	(2 091 470)	6 771 416	(forward)

(expressed in Canadian dollars)

	Participation indivise / Undivided interest %	Solde au 1er juin 2002 / Balance as at June 1, 2002 $	Frais engagés / Costs incurred $	Paiements sur option, biens miniers abandonnés et vendus, crédit d'impôt, droits miniers et subventions / Option payments, mining properties abandoned and sold, tax credit, mining rights and grants $	Solde au 31 mai 2003 / Balance as at May 31, 2003 $	
(reporté)		6 738 914	2 123 972	(2 091 470)	6 771 416	(brought forward)
Megatem III (228 claims)	49					Megatem III (228 claims)
Propriété minière		-	-	-	-	Mining property
Frais d'exploration		-	465 000	(241 800)	223 200	Exploration costs
		-	465 000	(241 800)	223 200	
Autres	-					Other
Propriété minière		172 597	31 412	(112 030)	91 979	Mining property
Frais d'exploration		313 420	181 095	(282 757)	211 758	Exploration costs
		486 017	212 507	(394 787)	303 737	
		7 224 931	2 801 479	(2 728 057)	7 298 353	

	Participation indivise / Undivided interest %	Solde au 1er juin 2001 / Balance as at June 1, 2001 $	Frais engagés / Costs incurred $	Paiements sur option, biens miniers abandonnés, crédit d'impôt et droits miniers / Option payments, mining properties abandoned, tax credit and mining rights $	Solde au 31 mai 2002 / Balance as at May 31, 2002 $	
Kogaluk (2 permis et 17 claims)	-					Kogaluk (2 permits and 17 claims)
Propriété minière		9 855	-	-	9 855	Mining property
Frais d'exploration		111 790	423	(254)	111 959	Exploration costs
		121 645	423	(254)	121 814	
Tantale Erlanson (41 claims)	100					Tantale Erlanson (41 claims)
Propriété minière		3 400	11 960	-	15 360	Mining property
Frais d'exploration		375	24 704	(14 822)	10 257	Exploration costs
		3 775	36 664	(14 822)	25 617	
(à reporter)		125 420	37 087	(15 076)	147 431	(forward)

(expressed in Canadian dollars)

	Participation indivise / Undivided interest %	Solde au 1er juin 2001 / Balance as at June 1, 2001 $	Frais engagés / Costs incurred $	Paiements sur option, biens miniers abandonnés, crédit d'impôt et droits miniers / Option payments, mining properties abandoned, tax credit and mining rights $	Solde au 31 mai 2002 / Balance as at May 31, 2002 $	
(reporté)		125 420	37 087	(15 076)	147 431	(brought forward)
Baie Payne (2 permis)	50					Baie Payne (2 permits)
Propriété minière		47 300	10 050	-	57 350	Mining property
Frais d'exploration		429 058	133 982	(73 327)	489 713	Exploration costs
		476 358	144 032	(73 327)	547 063	
Duquet (1 permis)	33 1/3					Duquet (1 permit)
Propriété minière		736	-	-	736	Mining property
Frais d'exploration		3 543	23 944	(14 367)	13 120	Exploration costs
		4 279	23 944	(14 367)	13 856	
Chute-des-Passes (673 claims)	100					Chute-des-Passes (673 claims)
Propriété minière		174 566	-	(22 174)	152 392	Mining property
Frais d'exploration		457 731	11	(58 149)	399 593	Exploration costs
		632 297	11	(80 323)	551 985	
Lac Bonfait (1 permis)	100					Lac Bonfait (1 permit)
Propriété minière		61 215	-	-	61 215	Mining property
Frais d'exploration		6 514	-	-	6 514	Exploration costs
		67 729	-	-	67 729	
La Grande Sud (2 permis et 43 claims)	100					La Grande Sud (2 permits and 43 claims)
Propriété minière		598 843	-	-	598 843	Mining property
Frais d'exploration		3 037 230	1 813	(1 088)	3 037 955	Exploration costs
		3 636 073	1 813	(1 088)	3 636 798	
(à reporter)		4 942 156	206 887	(184 181)	4 964 862	(forward)

(expressed in Canadian dollars)

	Participation indivise / Undivided interest %	Solde au 1er juin 2001 / Balance as at June 1, 2001 $	Frais engagés / Costs incurred $	Paiements sur option, biens miniers abandonnés, crédit d'impôt et droits miniers / Option payments, mining properties abandoned, tax credit and mining rights $	Solde au 31 mai 2002 / Balance as at May 31, 2002 $	
(reporté)		4 942 156	206 887	(184 181)	4 964 862	(brought forward)
Auclair (1 permis et 123 claims)	100					Auclair (1 permit and 123 claims)
Propriété minière		245 335	5 054	-	250 389	Mining property
Frais d'exploration		186 966	3 658	(2 195)	188 429	Exploration costs
		432 301	8 712	(2 195)	438 818	
Fosse Pt-Pd (1 permis et 123 claims)	50					Fosse Pt-Pd (1 permit and 123 claims)
Propriété minière		13 425	8 337	(11 749)	10 013	Mining property
Frais d'exploration		3 899	68 521	(49 840)	22 580	Exploration costs
		17 324	76 858	(61 589)	32 593	
Lac Fagnant (2 permis)	100					Lac Fagnant (2 permits)
Propriété minière		5 200	1 750	-	6 950	Mining property
Frais d'exploration		53 707	-	-	53 707	Exploration costs
		58 907	1 750	-	60 657	
Apple (2 permis)	100					Apple (2 permits)
Propriété minière		18 660	8 415	-	27 075	Mining property
Frais d'exploration		84 404	28 713	(17 205)	95 912	Exploration costs
		103 064	37 128	(17 205)	122 987	
Lac Gayot (6 permis)	100					Lac Gayot (6 permits)
Propriété minière		61 640	-	(20 348)	41 292	Mining property
Frais d'exploration		1 185 170	(1 619)	(390 275)	793 276	Exploration costs
		1 246 810	(1 619)	(410 623)	834 568	
Poste Lemoyne Extension (1 permis)	50					Poste Lemoyne Extension (1 permit)
Propriété minière		7 633	2 708	(3 721)	6 620	Mining property
Frais d'exploration		139 936	157 409	(154 812)	142 533	Exploration costs
		147 569	160 117	(158 533)	149 153	
Corona (340 claims)	100					Corona (340 claims)
Propriété minière		-	29 006	-	29 006	Mining property
Frais d'exploration		733	8	-	741	Exploration costs
		733	29 014	-	29 747	
(à reporter)		6 948 864	518 847	(834 326)	6 633 385	(forward)

(expressed in Canadian dollars)

	Participation indivise / Undivided interest %	Solde au 1er juin 2001 / Balance as at June 1, 2001 $	Frais engagés / Costs incurred $	Paiements sur option, biens miniers abandonnés, crédit d'impôt et droits miniers / Option payments, mining properties abandoned, tax credit and mining rights $	Solde au 31 mai 2002 / Balance as at May 31, 2002 $	
(reporté)		6 948 864	518 847	(834 326)	6 633 385	(brought forward)
Lac Marie-Claude	100					Lac Marie-Claude
Propriété minière		10 194	-	(10 194)	-	Mining property
Frais d'exploration		44 617	-	(44 617)	-	Exploration costs
		54 811	-	(54 811)	-	
Lac Noëlla (1 permis)	62					Lac Noëlla (1 permit)
Propriété minière		27 215	9 000	-	36 215	Mining property
Frais d'exploration		116 879	119 097	(93 942)	142 034	Exploration costs
		144 094	128 097	(93 942)	178 249	
Bloc Linda (2 permis)	50					Bloc Linda (2 permits)
Propriété minière		10 858	19 015	-	29 873	Mining property
Frais d'exploration		7 659	1 869	(1 121)	8 407	Exploration costs
		18 517	20 884	(1 121)	38 280	
Cypmiluk	100					Cypmiluk
Propriété minière		3 717	-	(3 717)	-	Mining property
Frais d'exploration		15 656	-	(15 656)	-	Exploration costs
		19 373	-	(19 373)	-	
LG 3.5 (1 permis)	100					LG 3.5 (1 permit)
Propriété minière		11 550	6 550	(7 837)	10 263	Mining property
Frais d'exploration		92 341	43 477	(67 866)	67 952	Exploration costs
		103 891	50 027	(75 703)	78 215	
Rivière Annie (229 claims)	100					Rivière Annie (229 claims)
Propriété minière		27 814	-	(27 814)	-	Mining property
Frais d'exploration		100 713	96 947	(197 660)	-	Exploration costs
		128 527	96 947	(225 474)	-	
Éléonore (77 claims)	100					Éléonore (77 claims)
Propriété minière		-	7 700	-	7 700	Mining property
Frais d'exploration		-	90 201	(36 230)	53 971	Exploration costs
		-	97 901	(36 230)	61 671	
(à reporter)		7 418 077	912 703	(1 340 980)	6 989 800	(forward)

(expressed in Canadian dollars)

	Participation indivise / Undivided interest %	Solde au 1er juin 2001 / Balance as at June 1, 2001 $	Frais engagés / Costs incurred $	Paiements sur option, biens miniers abandonnés crédit d'impôt et droits miniers / Option payments, mining properties abandoned, tax credit and mining rights $	Solde au 31 mai 2002 / Balance as at May 31, 2002 $	
(reporté)		7 418 077	912 703	(1 340 980)	6 989 800	(brought forward)
Lac à David (135 claims)	-					Lac à David (135 claims)
Propriété minière		-	13 417	-	13 417	Mining property
Frais d'exploration		-	20 532	(10 677)	9 855	Exploration costs
		-	33 949	(10 677)	23 272	
Megatem (185 claims)	45					Megatem (185 claims)
Propriété minière		-	18 763	-	18 763	Mining property
Frais d'exploration		-	227 148	(118 117)	109 031	Exploration costs
		-	245 911	(118 117)	127 794	
Autres	-					Other
Propriété minière		145 626	58 144	(160 450)	43 320	Mining property
Frais d'exploration		82 595	119 587	(161 437)	40 745	Exploration costs
		228 221	177 731	(321 887)	84 065	
		7 646 298	1 370 294	(1 791 661)	7 224 931	

a) Le 9 octobre 1996, Soquem Inc. (SOQUEM) a accordé à la société l'option d'acquérir une participation de 50 % dans la propriété Kogaluk en contrepartie de la réalisation de travaux d'exploration totalisant 1 000 000 $ au plus tard le 9 octobre 2005. Au 31 mai 2003, la société avait effectué des travaux d'exploration totalisant 681 923 $.

b) Le 25 mai 1999, la société a accordé à Cambior Inc. l'option d'acquérir une participation de 50 % dans les propriétés La Grande Sud et Lac Bonfait en contrepartie de l'acquisition de 238 800 actions de la société à un prix minimum de 395 325 $ et de la réalisation de travaux d'exploration totalisant 5 500 000 $ au plus tard le 1er juin 2007. Au 31 mai 2003, Cambior Inc. avait versé une souscription de 205 275 $ (représentant 154 800 actions) dans le capital social de la société et avait effectué des travaux d'exploration totalisant 1 697 607 $.

c) Le 17 janvier 2000, la société a accordé à Billiton Resources Canada Inc. l'option d'acquérir une participation de 50 % dans la propriété Lac Gayot en contrepartie de la réalisation de travaux d'exploration totalisant 4 500 000 $ au plus tard le 30 novembre 2003. Au 31 mai 2003, Billiton Resources Canada Inc. avait effectué des travaux d'exploration totalisant 3 948 195 $.

a) On October 9, 1996, Soquem Inc. (SOQUEM) granted the company the option to acquire a 50% interest in the Kogaluk property in consideration of $1,000,000 in exploration work to be carried out no later than October 9, 2005. As at May 31, 2003, the company had spent $681,923 on exploration work.

b) On May 25, 1999, the company granted Cambior Inc. the option to acquire a 50% interest in the La Grande Sud and Lac Bonfait properties in consideration of the acquisition of 238,800 shares of the company for a minimum price of $395,325 and $5,500,000 in exploration work to be carried out no later than June 1, 2007. As at May 31, 2003, Cambior Inc. had subscribed $205,275 (representing 154,800 shares) to the share capital of the company and had spent $1,697,607 on exploration work.

c) On January 17, 2000, the company granted Billiton Resources Canada Inc. the option to acquire a 50% interest in the Lac Gayot property in consideration of $4,500,000 in exploration work to be carried out no later than November 30, 2003. As at May 31, 2003, Billiton Resources Canada Inc. had spent $3,948,195 on exploration work.

(expressed in Canadian dollars)

d) Le 12 décembre 2001, MM. Charles Boivin et Nicolas Lavoie ont accordé à la société l'option d'acquérir une participation de 100 % dans la propriété Lac à David en contrepartie des éléments suivants : i) un versement de 15 000 $ en espèces à la signature de la convention et deux versements en espèces de 10 000 $ chacun au plus tard le 31 décembre 2003 et 2004 respectivement; ii) émission de 10 000 actions de la société lors de l'approbation par la bourse de Toronto de la présente convention; iii) réalisation de travaux d'exploration totalisant 30 000 $, 75 000 $ et 125 000 $ avant les première, deuxième et troisième dates anniversaires de la présente convention; iv) versement de 50 000 $ lors de la conclusion et du dépôt d'une étude de faisabilité positive à l'égard de la propriété, ou à tout autre moment, à la discrétion de la société, avant le dépôt d'une telle étude. Au 31 mai 2003, la société et un partenaire avaient versé 15 000 $ en espèces et avaient effectué des travaux d'exploration totalisant 176 841 $.

d) On December 12, 2001, Messrs. Charles Boivin and Nicolas Lavoie granted the company the option to acquire a 100% interest in the Lac à David property in consideration of the following: i) cash consideration of $15,000 upon the signing of the agreement and two cash payments of $10,000 each at the latest on December 31, 2003 and 2004, respectively; ii) the issuance of 10,000 shares of the company upon the approval of the present agreement by the Toronto Stock Exchange; iii) the carrying-out of exploration work totalling $30,000, $75,000 and $125,000 before the first, second and third anniversary dates of the present agreement; iv) the payment of $50,000 upon the termination and filing of a positive feasibility study as regards the property, or at any other time, at the discretion of the company, before the filing of such a study. As at May 31, 2003, the company and a partner had paid $15,000 in cash and had spent $176,841 on exploration work.

8 Capital social

Variation du capital social émis et entièrement payé :

8 Share capital

Variation of issued and fully paid share capital:

Aux 31 mai / As at May 31,

	2003		2002		2001		
	Nombre Number	Montant Amount $	Nombre Number	Montant Amount $	Nombre Number	Montant Amount $	
Solde au début de l'exercice	28 724 619	42 910 042	27 362 370	41 125 655	26 830 370	40 622 547	Balance – Beginning of year
Financements accréditifs	-	-	-	-	500 000	500 000	Flow-through shares
Placements privés	1 538 146	1 910 025	1 083 499	1 625 250	32 000	40 000	Private placements
Options d'achat d'actions exercées	438 921	283 363	253 750	150 650	-	-	Stock options exercised
Émission d'actions pour l'acquisition de biens miniers	-	-	25 000	15 850	-	-	Issuance of shares for the acquisition of mining properties
	30 701 686	45 103 430	28 724 619	42 917 405	27 362 370	41 162 547	
Frais d'émission d'actions pour l'exercice	-	(43 370)	-	(7 363)	-	(36 892)	Share issue expenses for the year
Solde à la fin de l'exercice	30 701 686	45 060 060	28 724 619	42 910 042	27 362 370	41 125 655	Balance – End of year

9 Régime d'options d'achat d'actions

La société a établi un régime d'options d'achat d'actions en vertu duquel des employés clés, dirigeants, administrateurs et fournisseurs peuvent se voir octroyer des options d'achat d'actions de la société. Un maximum de 6 480 842 options d'achat d'actions peuvent ainsi être octroyées (maximum de 5 % du nombre d'actions ordinaires en circulation en faveur d'une seule personne).

Les options sont exerçables sur une période maximale de dix ans après la date de l'octroi. Les options sont acquises lors de leur octroi.

9 Stock option plan

The company established a stock option plan under which certain key employees, managers, directors and suppliers may be granted stock options for shares of the company. A maximum of 6,480,842 stock options (maximum of 5% of the number of common shares outstanding in favor of one person) may be granted.

Options granted expire after a maximum of ten years following the granting date. There is no vesting period.

(expressed in Canadian dollars)

Les tableaux suivants présentent les changements survenus à l'égard des options d'achat d'actions depuis le 1er juin 2000 et résument l'information relative aux options d'achat d'actions à prix fixes en circulation et exerçables au 31 mai :

The following tables present the stock option activity since June 1, 2000 and summarize information about fixed stock options outstanding and exercisable as at May 31:

	2003		2002		2001		
	Nombre / Number	Prix de levée moyen pondéré / Weighted average exercise price	Nombre / Number	Prix de levée moyen pondéré / Weighted average exercise price	Nombre / Number	Prix de levée moyen pondéré / Weighted average exercise price	
		$		$		$	
En circulation au début de l'exercice	4 294 782	1,54	3 829 032	1,89	3 524 916	2,05	Outstanding – Beginning of year
Diminution du prix d'exercice *	-	(0,80)	-	(0,25)	-	-	Decrease in exercise price *
Exercées	(438 921)	0,65	(253 750)	0,59	-	-	Exercised
Octroyées	229 000	0,88	722 000	0,68	460 500	0,74	Granted
Échues ou annulées	(107 179)	2,18	(2 500)	1,25	(156 384)	2,09	Matured or cancelled
En circulation et exerçables à la fin de l'exercice	3 977 682	0,72	4 294 782	1,54	3 829 032	1,89	*Outstanding and exercisable* – End of year

* Au cours de l'exercice, le prix d'exercice de certaines options octroyées antérieurement aux dirigeants, aux administrateurs et aux fournisseurs a été réduit à 0,71 $.

*During the year, the exercise price of some options previously issued to managers, directors and suppliers has been decreased to $0.71

Prix de levée / Range of exercise prices	Options en circulation et exerçables au 31 mai 2003 / Options outstanding and exercisable as at May 31, 2003	Moyenne pondérée de la période résiduelle de levée (années) / Weighted average remaining contractual life (years)	Prix de levée moyen pondéré / Weighted average exercise price
			$
0,43 $ à / to 1,07 $	3 975 682	4,91	0,72
1,25 $	2 000	6,70	1,25
	3 977 682		0,72

Comptabilisation du régime d'intéressement au capital

La société a choisi de ne pas utiliser la méthode fondée sur la juste valeur pour mesurer la charge de rémunération découlant de l'octroi d'options d'achat d'actions. Selon le chapitre 3870, Rémunérations et autres paiements à base d'actions, la société doit présenter des informations pro forma relativement à la perte et à la perte par action de base et diluée comme si la méthode de la juste valeur avait été utilisée.

Accounting for the stock-based compensation plan

The company has elected not to use the fair value-based method to measure the compensation cost related to grants of stock options. In this instance, however, under Section 3870, Stock-Based Compensation and Other Stock-Based Payments, the company is required to make pro-forma disclosures of loss and basic and diluted loss per share as if the fair value based method of accounting had been applied.

La juste valeur des options a été estimée selon la méthode Black-Scholes d'évaluation du prix des options à partir des hypothèses suivantes :

Exercice terminé le 31 mai 2003

Taux d'intérêt sans risque	4,14 %
Volatilité prévue	55 %
Taux de rendement des actions	Zéro
Moyenne pondérée de la durée de vie prévue	60 mois
Moyenne pondérée de la juste valeur des options octroyées	0,43 $

Le modèle d'établissement du prix des options de Black-Scholes a été élaboré pour estimer la juste valeur des options négociées qui ne comportent aucune restriction quant à l'acquisition et qui sont entièrement cessibles. En outre, selon les modèles d'établissement du prix des options, il faut tenir compte d'hypothèses très subjectives, dont la volatilité prévue du prix des actions. Puisque les caractéristiques des options d'achat d'actions à l'intention des employés clés, dirigeants et administrateurs sont considérablement différentes de celles des options négociées, et puisque des modifications aux hypothèses subjectives peuvent toucher grandement les estimations de la juste valeur, la direction juge que les modèles existants ne constituent pas nécessairement une mesure sûre de la juste valeur des options d'achat d'actions à l'intention des employés clés, dirigeants et administrateurs.

La société constate, à titre de charge de rémunération liée aux attributions consenties aux employés clés, aux dirigeants et aux administrateurs, l'excédent, s'il y a lieu, de la juste valeur des actions à la date d'octroi sur le prix d'exercice des options. La juste valeur des options d'achat d'actions octroyées au cours de l'exercice s'élève à 102 340 $ dont un montant de 65 540 $, représentant la juste valeur des options octroyées à des fournisseurs, a été inscrit à l'état des résultats sous les rubriques « Honoraires professionnels », « Loyer et frais de bureau » et « Frais d'exploration généraux » et dans les capitaux propres sous la rubrique « Options d'achat d'actions ». Si la méthode fondée sur la juste valeur avait été utilisée pour comptabiliser la charge de rémunération liée aux options d'achat d'actions octroyées aux employés clés, aux dirigeants et aux administrateurs, la perte et la perte par action connexe seraient les suivantes :

Exercice terminé le 31 mai 2003	$
Perte pro forma pour l'exercice	1 577 188
Perte de base et diluée pro forma par action	0,05

La perte pro forma ne tient pas compte de l'effet des attributions consenties avant le 1er juin 2002.

(expressed in Canadian dollars)

The fair value of options granted was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

Year ended May 31, 2003

Risk-free interest rate	4.14%
Expected volatility	55%
Dividend yield	Nil
Weighted average expected life	60 months
Weighted average fair value of options granted	$0.43

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions, and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the stock options granted to key employees, managers and directors have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of stock options granted to key employees, managers and directors.

The company recognizes, as a compensation cost arising from awards to key employees, officers and directors the excess, if any, of the fair value of the shares at the date of grant over the exercise price of the options. The fair value of stock options granted during the year amounts to $102,340 of which an amount of $65,540, representing the fair value of options granted to suppliers, has been included in the statement of earnings under the items "Professional fees", "Rent and office expenses" and "General exploration costs" and in Shareholders' Equity under the item "Stock options". If the fair value based method had been used to account for stock-based compensation costs related to stock options granted to key employees, managers and directors, the loss and related loss per share would be as follows:

Year Ended May 31, 2003	$
Pro-forma loss for the year	1,577,188
Pro-forma basic and diluted loss per share	0.05

The pro-forma loss does not consider the impact of awards granted before June 1, 2002.

(expressed in Canadian dollars)

10 BONS DE SOUSCRIPTION / 10 WARRANTS

Le tableau suivant présente les changements survenus à l'égard des bons de souscription depuis le 1er juin 2000 :

The following table summarizes the warrant activity since June 1, 2000:

	2003		2002		2001		
	Nombre / Number	Prix de levée moyen pondéré / Weighted average exercise price $	Nombre / Number	Prix de levée moyen pondéré / Weighted average exercise price $	Nombre / Number	Prix de levée moyen pondéré / Weighted average exercise price $	
En circulation au début de l'exercice	83 333	1,95	-	-	-	-	Outstanding – Beginning of year
Octroyés	1 037 180 *	1,66	83 333	1,95	-	-	Granted
Échus	(83 333)	1,95	-	-	-	-	Matured
En circulation et exerçables à la fin de l'exercice	1 037 180	1,66	83 333	1,95	-	-	Outstanding and exercisable – End of year

* Ces bons de souscription ont été octroyés dans le cadre de placements privés aux détenteurs d'actions ordinaires.

* These warrants were granted under private placements to common shareholders.

Le tableau suivant présente l'information relative aux bons de souscription en circulation et exerçables au 31 mai 2003 :

The following table summarizes information about warrants outstanding and exercisable as at May 31, 2003:

Prix de levée / Exercise price	Bons de souscription en circulation et exerçables au 31 mai 2003 / Warrants outstanding and exercisable as at May 31, 2003	Moyenne pondérée de la période résiduelle de levée / Weighted average remaining contractual life	Prix de levée moyen pondéré / Weighted average exercise price $
1,50 $ à / to 2,00 $	1 037 180	0,80 an / year	1,66

(expressed in Canadian dollars)

11 Flux de trésorerie / 11 Statements of Cash Flows

a) Variation nette des éléments hors caisse du fonds de roulement / a) Net change in non-cash working capital items

	Exercices terminés les 31 mai / Years Ended May 31,			
	2003	2002	2001	
	$	$	$	
Impôts sur les bénéfices à recouvrer	3 340	6 828	(5 528)	Income taxes recoverable
Sommes à recevoir	2 128 767	(2 022 073)	31 786	Amounts receivable
Charges payées d'avance	4 234	172 636	(194 432)	Prepaid expenses
Comptes créditeurs et charges	(283 417)	(326 465)	(350 320)	Accounts payable and accrued liabilities
	1 852 924	(2 169 074)	(518 494)	

b) Éléments sans incidence sur les espèces et quasi-espèces liées aux activités de financement et d'investissement / b) *Items not affecting cash and cash equivalents related to financing and investing activities*

	Exercices terminés les 31 mai / Years Ended May 31,			
	2003	2002	2001	
	$	$	$	
Placements temporaires transférés dans les placements à long terme	-	405 611	-	Short-term investments transferred in long-term investments
Placements à long terme transférés dans les placements temporaires	828 087	-	-	Long-term investments transferred in short-term investments
Crédit d'impôt et droits miniers à recevoir relativement à des frais d'exploration comptabilisés en réduction de biens miniers	1 505 807	565 911	-	Tax credit and mining rights receivable related to exploration costs applied against mining properties
Émission d'actions pour l'acquisition de biens miniers	-	15 850	-	Shares issued for the acquisition of mining properties
Somme à recevoir en contrepartie de la vente d'un bien minier	24 000	-	-	Amount receivable in consideration of the sale of a mining property
Acquisition de biens miniers incluse dans les comptes créditeurs et charges	372 281	480 600	395 735	Acquisition of mining properties included in accounts payable and accrued liabilities

(expressed in Canadian dollars)

12 Opérations entre parties apparentées / 12 Related party transactions

La société a effectué les opérations suivantes avec des sociétés détenues par des administrateurs :

The company entered into the following transactions with companies owned by directors:

	Exercices terminés les 31 mai / Years Ended May 31, 2003 $	2002 $	2001 $	
Dépenses capitalisées dans des biens miniers	285 711	238 559	214 370	Expenses capitalized in mining properties
Honoraires de gestion	144 792	200 090	95 035	Management fees
Loyer et frais de bureau	368 874	326 800	351 063	Rent and office expenses
Honoraires professionnels	2 500	2 500	2 640	Professional fees
Frais d'exploration généraux	78 320	112 216	109 595	General exploration costs
	880 197	880 165	772 703	

Ces opérations ont eu lieu dans le cours normal des activités et ont été mesurées à la valeur d'échange qui représente le montant de la contrepartie établie et acceptée par les parties apparentées.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

13 Impôts sur les bénéfices / 13 Income taxes

Le rapprochement de la charge d'impôts sur les bénéfices, calculée selon le taux d'imposition statutaire combiné fédéral et provincial du Québec, avec la charge d'impôts sur les bénéfices figurant dans les états financiers se détaille comme suit :

The reconciliation of the income tax expense calculated using the combined federal and Quebec provincial statutory tax rate to the income tax expense per the financial statements is as follows:

	2003 $	2002 $	2001 $	
Perte avant impôts	(1 518 626)	(2 374 407)	(2 138 672)	Loss before income taxes
Taux d'imposition combiné fédéral et provincial de 35,16 % (35,16 % en 2002 et 37,16 % en 2001)	(534 000)	(835 000)	(795 000)	Combined federal and provincial income tax at 35.16% (35.16% in 2002 and 37.16% in 2001)
Impôt des grandes sociétés	21 762	12 740	17 458	Large corporation tax
Renonciation à la déduction fiscale reliée aux frais d'exploration	-	62 000	139 000	Renunciation of the tax deduction related to exploration costs
Expiration de pertes d'exploitation reportées	277 000	217 000	116 000	Expiry of operating losses carried forward
Frais d'émission d'actions sans incidence sur les résultats	(8 000)	12 000	96 000	Share issue expenses not affecting earnings
Crédits d'impôt non imposables	(50 000)	(138 000)	(16 000)	Non-taxable tax credits
Partie du gain en capital non imposable	(32 000)	(73 000)	(59 000)	Non-taxable portion of capital gain
Autres	76 000	111 000	(20 000)	Other
Variation de la provision pour moins-value	271 000	644 000	539 000	Change in valuation allowance
Impôts sur les bénéfices	21 762	12 740	17 458	Income taxes

(expressed in Canadian dollars)

La société bénéficie des avantages fiscaux suivants, lesquels n'ont pas été inscrits dans les états financiers au 31 mai 2003.

Aux 31 mai 2003, 2002 et 2001, la société a accumulé, aux fins de l'impôt fédéral et provincial, des pertes autres que des pertes en capital qui peuvent être portées en diminution du revenu imposable d'exercices futurs et qui expirent comme suit :

The company is entitled to the following tax benefits, which were not accounted for in the financial statements as at May 31, 2003.

As at May 31, 2003, 2002 and 2001, the company has accumulated, for federal and provincial income tax purposes, non-capital losses which can be applied against future years' taxable income and which will expire as follows:

	2003 $	2002 $	2001 $
2010	148 000	-	-
2007	204 000	204 000	204 000
2006	364 000	364 000	364 000
2005	798 000	798 000	798 000
2004	868 000	868 000	868 000
2003	-	785 000	785 000
2002	-	-	620 000
	2 382 000	**3 019 000**	**3 639 000**

La valeur fiscale des biens miniers excède la valeur comptable d'environ 6 660 000 $ au fédéral (5 338 000 $ en 2002 et 2 351 000 $ en 2001) et 14 290 000 $ au provincial (11 445 000 $ en 2002 et 6 651 000 $ en 2001). La différence entre la valeur fiscale et les montants capitalisés aux états financiers découle principalement de la renonciation par la société en faveur des investisseurs aux déductions relatives aux frais d'exploration payés au moyen de financements accréditifs de même que des radiations comptables de biens miniers.

La portion non amortie du coût en capital aux fins de l'impôt fédéral et provincial est supérieure de 17 000 $ (15 000 $ en 2002 et 13 000 $ en 2001) à la valeur comptable nette des immobilisations corporelles. De plus, la valeur fiscale des placements temporaires excède la valeur comptable d'environ 276 000 $ (9 000 $ en 2002 et 284 000 $ en 2001).

Le solde non amorti, aux fins fiscales, des frais d'émission d'actions totalise 55 000 $ (32 000 $ en 2002 et 65 000 $ en 2001) et sera déductible au cours des quatre prochains exercices.

The tax value of mining properties exceeds the carrying value by approximately $6,660,000 at the federal level ($5,338,000 in 2002 and $2,351,000 in 2001) and $14,290,000 at the provincial level ($11,445,000 in 2002 and $6,651,000 in 2001). The difference between the tax value and the amounts capitalized in the financial statements mainly results from the renunciation by the company in favour of investors of the deductions related to exploration costs paid through flow-through share financings as well as from writeoffs of mining properties.

The unamortized balance of capital cost for federal and provincial income tax purposes exceeds the net carrying value of property, plant and equipment by $17,000 ($15,000 in 2002 and $13,000 in 2001). Furthermore, the tax value of short-term investments exceeds the carrying value by approximately $276,000 ($9,000 in 2002 and $284,000 in 2001).

The unamortized balance, for income tax purposes, of share issue expenses amounts to $55,000 ($32,000 in 2002 and $65,000 in 2001) and will be deductible during the next four years.

(expressed in Canadian dollars)

14 Résultat par action

Le tableau suivant présente le rapprochement entre le nombre moyen pondéré d'actions en circulation de base et le nombre moyen pondéré d'actions en circulation dilué utilisé lors des calculs de la perte diluée par action :

14 Loss per share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding used in the diluted loss per share calculations:

Exercices terminés les 31 mai / Years Ended May 31,

	2003 $	2002 $	2001 $	
Nombre moyen pondéré de base d'actions en circulation	29 886 356	27 543 378	27 039 474	Basic weighted average number of shares outstanding
Options d'achat d'actions	1 433 397	254 929	60 725	Stock options
Nombre moyen pondéré dilué d'actions en circulation	31 319 753	27 798 307	27 100 199	Diluted weighted average number of shares outstanding
Éléments exclus du calcul de la perte diluée par action puisque leur prix d'exercice était supérieur à la valeur à la cote moyenne des actions ordinaires				Items excluded from the calculation of diluted loss per share because the exercise price was greater than the average market price of the common shares
Options d'achat d'actions	2 000	2 235 447	3 024 594	Stock options
Bons de souscription	1 037 180	83 333	-	Warrants

Pour les exercices terminés les 31 mai 2003, 2002 et 2001, il n'y avait aucune différence entre la perte de base et diluée par action étant donné que l'effet dilutif des options d'achat d'actions et des bons de souscription n'a pas été inclus lors du calcul, sans quoi l'effet aurait été anti-dilutif. Par conséquent, la perte diluée par action pour ces exercices a été calculée d'après le nombre moyen pondéré de base d'actions en circulation.

For the years ended May 31, 2003, 2002 and 2001, the diluted loss per share was the same as the basic loss per share since the dilutive effect of stock options and warrants was not included in the calculation; otherwise, the effect would have been anti-dilutive. Accordingly, the diluted loss per share for those years was calculated using the basic weighted average number of shares outstanding.

15 Engagements

Le montant total des engagements de la société en vertu d'un bail d'exploitation à long terme s'établit à 127 050 $. Les versements annuels minimaux à effectuer en vertu de ce bail s'élèvent à 36 300 $ en 2003, 2004 et 2005 et à 18 150 $ en 2006.

15 Commitments

The company's aggregate commitments under a long-term operating lease agreement amount to $127,050. Annual minimum lease payments under this agreement are $36,300 in 2003, 2004 and 2005 and $18,150 in 2006.

16 Instruments financiers

Juste valeur
Les espèces et quasi-espèces, les sommes à recevoir, les fonds réservés à l'exploration ainsi que les comptes créditeurs et charges sont des instruments financiers dont la juste valeur se rapproche de leur valeur comptable en raison de leur échéance à court terme ou des taux courants du marché.

La juste valeur des placements temporaires, établie d'après la valeur à la cote, s'élève à 10 016 609 $ et 8 106 166 $ aux 31 mai 2003 et 2002 respectivement.

Risque de taux d'intérêt
Aux 31 mai 2003 et 2002, l'exposition de la société au risque de taux d'intérêt se résume comme suit :

Espèces et quasi-espèces	Taux d'intérêt variable
Placements temporaires	Tel que décrit à la note 3
Sommes à recevoir	Sans intérêt
Fonds réservés à l'exploration	Taux d'intérêt variable
Comptes créditeurs et charges	Sans intérêt

17 Chiffres correspondants

Certains postes de l'exercice précédent ont fait l'objet d'un nouveau classement afin qu'ils soient conformes à la présentation de l'exercice courant.

18 Principes comptables généralement reconnus aux États-Unis (PCGR aux États-Unis)

Les états financiers ont été préparés conformément aux principes comptables généralement reconnus (PCGR) au Canada qui, pour certains éléments, diffèrent des PCGR aux États-Unis.

Conformément aux PCGR aux États-Unis, des informations supplémentaires sont présentées dans les états financiers et les notes afférentes. De plus, les conventions énumérées ci-dessous identifient les principales différences entre les PCGR au Canada et aux États-Unis ainsi que les informations à fournir en vertu des PCGR aux États-Unis.

Biens miniers
En vertu des PCGR aux États-Unis, le coût d'acquisition des biens miniers et les frais d'exploration engagés sont imputés aux résultats dans l'exercice au cours duquel ils sont engagés.

(expressed in Canadian dollars)

16 Financial instruments

Fair value
Cash and cash equivalents, amounts receivable, exploration funds and accounts payable and accrued liabilities are financial instruments whose fair value approximates their carrying value due to their short-term maturity or to current market rates.

The fair value of short-term investments, determined based on market value, amounts to $10,016,609 and $8,106,166 as at May 31, 2003 and 2002, respectively.

Interest rate risk
As at May 31, 2003 and 2002, the company's exposure to interest rate risk is summarized as follows:

Cash and cash equivalents	Variable interest rate
Short-term investments	As described in note 3
Amounts receivable	Non-interest bearing
Exploration funds	Variable interest rate
Accounts payable and accrued liabilities	Non-interest bearing

17 Comparative figures

Certain comparative figures have been reclassified to conform with the current year presentation.

18 United States generally accepted accounting principles (U.S. GAAP)

The financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada which differ, in certain respects, from U.S. GAAP.

Additional disclosures required under U.S. GAAP have been provided in the accompanying financial statements and notes. In addition, the following summarizes differences between Canadian and U.S. GAAP and other required disclosures under U.S. GAAP.

Mining properties
Under U.S. GAAP, the acquisition cost of mining properties and exploration costs incurred are expensed in the year in which they are incurred.

Placements temporaires

En vertu des PCGR aux États-Unis, les placements temporaires seraient classés comme des titres destinés à la vente. Par conséquent, ces titres seraient comptabilisés à leur juste valeur, et tout gain ou toute perte de détention non réalisé(e) à la date du bilan serait inscrit(e) au poste « autre revenu global », déduction faite des impôts sur les bénéfices. En vertu des PCGR au Canada, les placements temporaires sont comptabilisés au moindre du coût et de la valeur marchande. Les gains ou pertes sont déterminés selon la méthode du coût d'achat réel pour les dépôts à terme et selon la méthode du coût moyen pour les actions.

Régime d'options d'achat d'actions

La société mesure la charge de rémunération liée aux options octroyées aux employés et aux administrateurs selon la méthode de la valeur intrinsèque décrite à l'APB 25. Les options octroyées aux collaborateurs fournissant des services à la société sont comptabilisées selon la méthode de la juste valeur fondée sur la juste valeur des services fournis ou sur la juste valeur des options octroyées. En vertu de l'APB 25, le régime d'options d'achat d'actions de la société est considéré comme un régime variable. En conséquence, les hausses subséquentes de la juste valeur des actions sous-jacentes au régime par rapport au prix d'exercice des options sont comptabilisées à titre de charge de rémunération supplémentaire. La société fournit les informations pro forma additionnelles requises par le SFAS 123.

Actions accréditives

Il n'y a aucune différence entre les PCGR aux États-Unis et les PCGR au Canada puisque, jusqu'à maintenant, la société a émis ce type d'actions sans aucune prime ou escompte. Lors de la renonciation, le crédit d'impôt reporté serait imputé aux résultats en vertu des PCGR aux États-Unis mais un montant équivalent serait également débité de la provision pour moins-value pour être crédité aux résultats; par conséquent, il n'y aurait aucune répercussion nette sur les résultats selon les PCGR aux États-Unis.

Nouvelles conventions comptables

En décembre 2002, le FASB a publié le Statement No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure*, qui modifie le Statement No. 123, *Accounting for Stock-Based Compensation*. Comme un nombre croissant de sociétés ont annoncé leur intention de passer en charges la juste valeur de leurs options sur actions, le Statement No. 148 prévoit des méthodes de transition pour celles qui voudraient volontairement adopter la méthode de la comptabilisation à la juste valeur pour les rémunérations à base d'actions attribuées aux salariés. En outre, le Statement No. 148 modifie les obligations d'information du Statement No. 123 pour exiger qu'une plus grande visibilité soit accordée aux effets des rémunérations à base d'actions dans les états financiers et que ces informations soient présentées plus souvent. Les dispositions de transition et les dispositions concernant l'information annuelle prévues au Statement No. 148 sont en vigueur pour les exercices fermés après le 15 décembre 2002, leur application anticipée étant autorisée dans certaines circonstances. Les dispositions sur l'information intermédiaire sont en vigueur pour les rapports financiers contenant des états financiers pour les périodes intermédiaires ouvertes après le 15 décembre 2002. Cette nouvelle norme n'a pas de répercussions sur les états financiers de la société car cette dernière a décidé de ne pas utiliser la méthode de la comptabilisation à la juste valeur pour les rémunérations à base d'actions consenties aux salariés.

(expressed in Canadian dollars)

Short-term investments

Under U.S. GAAP, the short-term investments would be classified as "available for sale" securities. Consequently, these securities would be carried at fair value, with any unrealized holding gains or losses at each balance sheet date being reflected in other comprehensive loss on a net-of-tax basis. Under Canadian GAAP, short-term investments are carried at the lower of cost and market value. Gains or losses are determined using the specific identification method for term deposits and the average cost method for shares.

Stock-based compensation

The company accounts for stock-based compensation related to options granted to key employees, managers and directors using the intrinsic value method prescribed in APB No. 25. Options granted to suppliers providing services to the company are accounted for using the fair value method based either on the fair value of services provided or on the fair value of the options granted. In accordance with APB 25, the company's stock option plan is considered to be a variable plan. Accordingly, subsequent increases in the fair value of the underlying stock, in excess of the exercise price of the option, are accounted for as additional compensation costs. The company provides additional pro-forma disclosures as required under SFAS No. 123.

Flow-through shares

There is no difference between U.S. GAAP and Canadian GAAP because that, to date, the company has issued such shares without any premium or discount. Upon renunciation, the required deferred tax credit would be a charge to earnings under U.S. GAAP but then there would also be a release of an equal amount of the valuation allowance which would be credited to earnings; so there would be no net effect on U.S. GAAP earnings.

New accounting standards

In December 2002, the FASB issued FASB Statement No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure*, which amends FASB Statement No. 123, *Accounting for Stock-Based Compensation*. In response to a growing number of companies announcing plans to record expenses for the fair value of stock options, Statement No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, Statement No. 148 amends the disclosure requirements of Statement No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. The transition guidance and annual disclosure provisions of Statement No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. This new standard does not have any impact on the company's financial statements since the company has decided not to use the fair value-based method concerning stock-based compensation granted to employees.

(expressed in Canadian dollars)

En avril 2003, le FASB a publié le FAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities.* Cette prise de position vise à modifier et à clarifier la comptabilisation des instruments dérivés, y compris certains dérivés intégrés, ainsi que la comptabilisation des activités de couverture conformément au FAS 133. Le FAS 149 s'applique aux contrats conclus ou modifiés à compter du 30 juin 2003. La société ne prévoit pas que cette nouvelle norme aura des répercussions importantes sur ses états financiers.

In April 2003, the FASB issued Statement 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities.* This statement amends and clarifies accounting for derivative instruments, including certain embedded derivatives, and for hedging activities under Statement 133. Statement 149 is effective for contracts entered into or modified after June 30, 2003. Adopting this new standard is not expected to have a significant impact on the company's financial statements.

En mai 2003, le FASB a publié le FAS No. 150 *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* Cette prise de position exige que certains instruments financiers antérieurement classés comme éléments de capitaux propres dans le bilan soient dorénavant classés comme des passifs. Les dispositions du FAS 150 s'appliquent aux contrats relatifs à des instruments financiers conclus ou modifiés à compter du 31 mai 2003 et, dans le cas des sociétés ouvertes, au début de la première période intermédiaire ouverte à compter du 15 juin 2003. La société ne prévoit pas que cette nouvelle norme aura des répercussions importantes sur ses états financiers.

In May 2003, the FASB issued Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* The Statement requires that certain financial instruments previously classified as equity in statements of financial position be classified as liabilities. The provisions in Statement 150 are effective for financial instruments entered into or modified after May 31, 2003, and otherwise at the beginning of the first interim period beginning after June 15, 2003 for public companies. Adopting this new standard is not expected to have a significant impact on the company's financial statements.

Rapprochement de la perte nette conformément aux PCGR aux États-Unis

Reconciliation of net loss to conform with U.S. GAAP

	Exercices terminés les 31 mai / Years Ended May 31,			
	2003	2002	2001	
	$	$	$	
Perte nette pour l'exercice selon les PCGR au Canada	1 540 388	2 386 956	2 148 312	Net loss for the year in accordance with Canadian GAAP
Biens miniers	73 422	(421 367)	(1 596 065)	Mining properties
Options d'achat d'actions octroyées aux non-salariés et réévaluation du prix d'exercice	479 125	673 340	152 713	Stock options granted to non-employees and repricing
Perte nette pour l'exercice selon les PCGR aux États-Unis	2 092 935	2 638 929	704 960	Net loss for the year in accordance with U.S. GAAP
Autre perte globale				Other comprehensive loss
Pertes réalisées et non réalisées sur les placements temporaires	124 018	100 844	18 558	Realized and unrealized losses on short-term investments
Pertes (gains) non réalisées(és) sur les placements à long terme	(181 930)	305 433	12 634	Unrealized losses (gains) on long-term investments
Perte globale	2 035 023	3 045 206	736 152	Comprehensive loss
Perte nette de base et diluée par action selon les PCGR aux États-Unis	0,07	0,09	0,03	Basic and diluted net loss per share in accordance with U.S. GAAP
Nombre moyen pondéré de base et dilué d'actions émises et en circulation selon les PCGR aux États-Unis	29 886 356	27 543 378	27 039 474	Basic and diluted weighted average number of shares issued and outstanding in accordance with U.S. GAAP

(expressed in Canadian dollars)

Par suite des ajustements susmentionnés à la perte nette, les écarts relatifs aux capitaux propres selon les PCGR aux États-Unis se détaillent comme suit :

As a result of the above adjustments to net loss, differences with respect to the shareholders' equity under U.S. GAAP are as follows:

	Aux 31 mai / As at May 31, 2003 $	2002 $	
Capital social			Share capital
Capital social selon les PCGR au Canada	45 060 060	42 910 042	Share capital in accordance with Canadian GAAP
Options d'achat d'actions	65 540	-	Stock options
Coûts du régime d'options d'achat d'actions	2 253 332	1 774 207	Stock-based compensation costs
Capital social selon les PCGR aux États-Unis	47 378 932	44 684 249	Share capital in accordance with U.S. GAAP
Déficit cumulé			Accumulated deficit
Déficit selon les PCGR au Canada	24 246 595	22 706 207	Deficit in accordance with Canadian GAAP
Biens miniers	7 298 353	7 224 931	Mining properties
Coûts du régime d'options d'achat d'actions	2 253 332	1 774 207	Stock-based compensation costs
Déficit selon les PCGR aux États-Unis	33 798 280	31 705 345	Deficit in accordance with U.S. GAAP
Autre revenu global cumulé			Other accumulated comprehensive income
Gains non réalisés sur les placements temporaires			*Unrealized gains on short-term investments*
Solde au début de l'exercice	232 631	333 475	Balance – Beginning of year
Pertes réalisées et non réalisées survenues au cours de l'exercice	(124 018)	(100 844)	Realized and unrealized losses arising during the year
Solde à la fin de l'exercice	108 613	232 631	Balance – End of year
Pertes non réalisées sur les placements à long terme			Unrealized losses on long-term investments
Solde au début de l'exercice	(223 311)	82 122	Balance – Beginning of year
Gains et pertes non réalisés survenus au cours de l'exercice	181 930	(305 433)	Unrealized gains and (losses) arising during the year
Solde à la fin de l'exercice	(41 381)	(223 311)	Balance – End of year
Autre revenu global cumulé	67 232	9 320	Other accumulated comprehensive income

(expressed in Canadian dollars)

BILANS / BALANCE SHEETS

Aux 31 mai / As at May 31,

	2003 $	2002 $	
Actif à court terme			Current assets
Espèces et quasi-espèces	1 197 687	423 209	Cash and cash equivalents
Placements temporaires	10 016 609	8 106 166	Short-term investments
Impôts sur les bénéfices à recouvrer	-	3 340	Income taxes recoverable
Sommes à recevoir	2 728 211	3 327 171	Amounts receivable
Charges payées d'avance	33 606	37 840	Prepaid expenses
	13 976 113	11 897 726	
Fonds réservés à l'exploration	242 859	929 498	Exploration funds
Placements à long terme	129 799	775 956	Long-term investments
Équipement de bureau	5 484	6 376	Office equipment
Frais de développement d'un site Web	3 825	-	Web site development expenses
	14 358 080	13 609 556	
Passif à court terme			Current liabilities
Comptes créditeurs et charges			Accounts payable and accrued liabilities
Sociétés apparentées	63 270	131 551	Related companies
Autres	646 926	489 781	Others
	710 196	621 332	
Capitaux propres			Shareholders' Equity
Capital social	47 378 932	44 684 249	Share capital
Déficit	(33 798 280)	(31 705 345)	Deficit
Autre revenu global cumulé	67 232	9 320	Other accumulated comprehensive income
	13 647 884	12 988 224	
	14 358 080	13 609 556	

(expressed in Canadian dollars)

ÉTATS DES FLUX DE TRÉSORERIE / STATEMENTS OF CASH FLOWS

Exercices terminés les 31 mai / Years Ended May 31,

	2003 $	2002 $	2001 $	
Activités d'exploitation	(578 262)	(4 446 590)	(969 146)	Operating activities
Activités de financement	2 150 018	1 768 537	503 108	Financing activities
Activités d'investissement	(797 278)	396 745	2 298 518	Investing activities
Augmentation (diminution) des espèces et quasi-espèces	774 478	(2 281 308)	1 832 480	Increase (decrease) in cash and cash equivalents
Espèces et quasi-espèces au début de l'exercice	423 209	2 704 517	872 037	Cash and cash equivalents – Beginning of year
Espèces et quasi-espèces à la fin de l'exercice	1 197 687	423 209	2 704 517	Cash and cash equivalents – End of year

ÉTATS DES RÉSULTATS / STATEMENTS OF EARNINGS

Exercices terminés les 31 mai / Years Ended May 31,

	2003 $	2002 $	2001 $	
Produits	1 033 147	964 844	1 108 617	Revenues
Charges	3 104 320	3 591 224	1 803 937	Expenses
Perte pour l'exercice avant les impôts sur les bénéfices et la quote-part dans le bénéfice net de Société Minière Orcapital Inc.	(2 071 173)	(2 626 380)	(695 320)	Loss for the year before income taxes and share in the net earnings of Société Minière Orcapital Inc.
Impôts sur les bénéfices	21 762	12 740	17 458	Income taxes
Perte pour l'exercice avant la quote-part dans le bénéfice net de Société Minière Orcapital Inc.	(2 092 935)	(2 639 120)	(712 778)	Loss for the year before share in the net earnings of Société Minière Orcapital Inc.
Quote-part dans le bénéfice net de Société Minière Orcapital Inc.	-	(191)	(7 818)	Share in the net earnings of Société Minière Orcapital Inc.
Perte nette pour l'exercice selon les PCGR aux États-Unis	(2 092 935)	(2 638 929)	(704 960)	Net loss for the year in accordance with U.S. GAAP

(expressed in Canadian dollars)

Comptabilisation des programmes de rémunération

En vertu des PCGR aux États-Unis, la société doit mesurer la charge de rémunération découlant de l'octroi d'options d'achat d'actions selon la méthode de la valeur intrinsèque. D'après le SFAS 123, « Accounting for Stock-Based Compensation », la société doit présenter des informations pro forma relativement à la perte nette et à la perte nette par action comme si la méthode de la juste valeur avait été utilisée.

La juste valeur des options octroyées a été estimée selon la méthode Black-Scholes d'évaluation du prix des options selon les hypothèses suivantes : un taux d'intérêt sans risque de 4,14 % (5,01 % en 2002 et 5,68 % en 2001), une volatilité prévue de 55 % (60 % en 2002 et 2001), des dividendes de zéro et une durée de vie prévue de six ans. La juste valeur moyenne pondérée des options octroyées au cours des exercices terminés les 31 mai 2003, 2002 et 2001 s'établit respectivement à 0,43 $, 0,39 $ et 0,50 $.

Le modèle d'établissement du prix des options de Black-Scholes a été élaboré pour estimer la juste valeur des options négociées qui ne comportent aucune restriction quant à l'acquisition et qui sont entièrement cessibles. En outre, selon les modèles d'établissement du prix des options, il faut tenir compte d'hypothèses très subjectives, dont la volatilité prévue du prix des actions. Puisque les caractéristiques des options d'achat d'actions à l'intention des employés clés, dirigeants et administrateurs de la société sont considérablement différentes de celles des options négociées, et puisque des modifications aux hypothèses subjectives peuvent toucher grandement les estimations de la juste valeur, la direction juge que les modèles existants ne constituent pas nécessairement une mesure sûre de la juste valeur des options d'achat d'actions à l'intention des employés clés, dirigeants et administrateurs.

Si la méthode fondée sur la juste valeur avait été utilisée pour comptabiliser la charge de rémunération liée aux options d'achat octroyées aux employés clés, aux dirigeants et aux administrateurs, la perte nette pro forma pour l'exercice et la perte nette pro forma par action connexe selon les PCGR aux États-Unis seraient les suivantes :

Accounting for Stock-Based Compensation

Under U.S. GAAP, the company has elected to measure compensation cost related to awards of stock options using the intrinsic value based method of accounting. In this instance, however, under SFAS No. 123, "Accounting for Stock-Based Compensation", the company is required to make pro-forma disclosures of net loss and net loss per share as if the fair value based method of accounting had been applied.

The fair value of options granted was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: a risk-free interest rate of 4.14% (5.01% in 2002 and 5.68% in 2001), an expected volatility of 55% (60% in 2002 and 2001), dividends of nil and an expected life of six years. The weighted average grant-date fair value of options granted during the years ended May 31, 2003, 2002 and 2001 was $0.43, $0.39 and $0.50, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the stock options granted to key employees, managers and directors have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of stock options granted to key employees, managers and directors.

If the fair value based method had been used to account for stock-based compensation costs related to stock options granted to key employees, managers and directors, the pro-forma net loss for the year and net loss per share figures under U.S. GAAP would be as follows:

Exercices terminés les 31 mai / Years Ended May 31,

	2003 $	2002 $	2001 $	
Perte nette pour l'exercice selon les PCGR aux États-Unis	2 092 935	2 638 929	704 960	Net loss for the year in accordance with U.S. GAAP
Ajustement relatif aux options d'achat d'actions octroyées aux employés clés, aux dirigeants et aux administrateurs	277 759	97 311	139 960	Adjustment related to stock options granted to key employees, managers and directors
Perte nette pro forma pour l'exercice	2 370 694	2 736 240	844 920	Pro-forma net loss for the year
Perte nette de base et diluée pro forma par action	0,08	0,10	0,03	Pro-forma basic and diluted net loss per share



Management's analysis of financial **condition and operating results**

NATURE OF OPERATIONS

Virginia specializes in gold and base metal exploration in Quebec. Throughout several years, the Company has concentrated its activities outside of established mining camps and previously explored areas. Virginia has profited from all the various exploration incentives available from both levels of government. Furthermore, the Company is privileged to be in partnership with major mining companies in order to share the risk of exploration and to discover large deposits or new mining camps.

RESULTS OF OPERATIONS

Investment income has remained relatively stable over the past two fiscal years. The Company also receives fees for its role as the operator of projects in partnership.

The increase in professional fees is mainly as a result of amounts spent attracting new investors as well as implementing new standards for stock-based payments. The decrease in management tees was due to a $544,000 decrease in exploration work and a 2.5% decrease in the maximum rate of management fees since June 2002. During the fiscal year, the Company increased its participation in trade shows and also carried out a publicity campaign. During the year ended May 31, 2002, $2,900,000 was spent on MegaTEM surveys and has been accounted for in general exploration costs. Following these surveys, properties were acquired; therefore subsequent expenses were capitalized rather than accounted for under the general exploration costs item. In May of 2003, the Company sold 100% of its interest in the Sirmac property, resulting in a gain of $21,726. An amount of $1,179,571 was written off in order to reflect costs incurred by the abandonment of twelve properties and the reduction in surface area of nine other properties, compared to a writeoff of $1,169,467 in fiscal year 2002.

The costs incurred on mining properties in fiscal year 2003 ($2,801,479) were greater than in fiscal year 2002 ($1,370,294) and in fiscal year 2001 ($1,055,847). These successive increases are attributed to expenses incurred with Noranda on MegaTEM surveys. In total, Virginia's various partners will spend over $5 million during the course of the next four years in order to acquire or keep their interest in Virginia's projects.

LOSS BEFORE INTEREST, TAXES DEPRECIATION AND AMORTIZATION

Virginia's loss before interest, taxes, depreciation and amortization (or LBITDA) has been established at $1,516,464 for fiscal year 2003, as compared to $2,372,033 in fiscal year 2002.

LIQUIDITY AND FINANCING

Virginia's working capital remains excellent at $13,157,304, increasing by $2,113,541 from the beginning of the fiscal year. This increase is mainly as a result of tax credits and mining rights of $1,606,149. The Company also has exploration funds of $242,859 that will finance a portion of exploration work in fiscal year 2004. The Company has no debt and the working capital will cover the cost of current expenses and some exploration costs in future years.

Over the past fiscal year, the Company completed five financings totalling $1,910,025, $1,600,000 of which was used towards exploration work and the balance towards working capital. 438,921 stock options were also exercised, totalling $283,363.

RISKS AND UNCERTAINTIES

The company is considered to be in the exploration stage, thus it is dependent on obtaining regular financing in order to continue exploration. Despite previous success in acquiring this financing, there is no guarantee of obtaining any future financing.

PERSPECTIVES

The Company was extremely active in exploration throughout fiscal year 2003 and anticipates the same activity level in fiscal year 2004. New financing is not foreseen for the new fiscal year in order to sustain this level of activity. The company, however, remains open to any interesting proposals.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

The financial statements of Virginia and all information contained in this annual report are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The financial statements include some amounts based on the use of estimates and judgement. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. The financial information presented elsewhere in the Annual Report is consistent with that of the financial statements.

The company maintains systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and the company's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through the Audit Commitee.

The Audit Committee, wich consists of outside administrators, has reviewed the financial statements prior to submitting these statements to the Board of Directors for approval. The external auditors have met with the Audit Committee to discuss the results of their audit.

On behalf of the shareholders, the financial statements have been audited by PricewaterhouseCoopers LLP, the external auditors, in accordance with Canadian and United States generally accepted auditing standards.

A Gaumond | Gaétan Mercier

André Gaumond
President

Gaétan Mercier
Chief Financial Officer

Quebec City, Quebec, Canada
September 30, 2003



Resource Table
to date

RESOURCE TABLE TO DATE

POSTE LEMOYNE EXTENSION – ORFÉE ZONE

Category	Tonnage (metric tonnes)	Au (g/t)	Au contained (ounces)
Weighed	88 588	9,44	26 886
Presumed	114 895	18,40	67 967
Category total	**203 483**	**14,50**	**94 853**

LA GRANDE SUD - ZONES 32-103

Cut off grade	Tonnage (metric tonnes)	Au (g/t)	Cu %	Au contained (ounces)
0,5	7 180 000*	1,5	0,17	350 000
1,0	4 525 000*	2,1	0,24	310 000
1,5	3 115 000*	2,7	0,29	270 000

* Presumed tons

Analyst's recommendation

"The preferred route for quick access to potential world-class discoveries is for the Majors to enter into joint ventures with those junior exploration companies who have the technical expertise and experience to compliment their own resources. There actually aren't many top-notch exploration companies around at the moment. By this I mean companies that clearly stand out in the industry. Today we'll briefly discuss one. Virginia Gold has joint ventures with BHP Billiton, Noranda, Cambior, Placer Dome and Soquem. In addition to having its projects developed by joint venture partners, Virginia has a superb balance sheet for a junior exploration company. With C$11 million in working capital the company is well financed for the future."

Doug Casey's International Speculator,
Paul Van Eeden, March 2003



New
Projects

« Virginia has reinvented exploration because of its unique strategy: reducing to a minimum exploration risks. »

Each year, Virginia explores virgin territory in northern Quebec in search of new mining camps. This element of the exploration strategy lets the company spread its search over many areas and hunt for different metals, and at the same time attract different partners according to projects and the metals being pursued. Taking into account the fact that Virginia explores completely virgin soil, the company is often the first to test the land. This is why Virginia is a leader in exploration, always bearing in mind the need to optimize operations by concentrating on the most promising areas.

Over the course of fiscal year 2004 the Lac Gayot, Poste Lemoyne Extension, La Grande Sud and MegaTEM projects will rank among Virginia's priorities. Considerable finances will be allocated to these and other projects in the upcoming year. Furthermore, new work phases are expected on the Grenville, Fosse Pt-Pd, Éléonore, Caniapiscau (Lac Noëlla) and Chute-des-Passes projects. A budget of close to $7 million has been set for 2004.

Virginia embarks upon this new year with great enthusiasm. With a range of distinguished partners, healthy finances, a positive gold market and a passionate team, Virginia has everything in place to one day make «THE BIG DISCOVERY».

Metres drilled by Virginia over the past five years



40000
30000
20000
10000
0
1999
2001
2003
Meters

Analyst's recommendation

"Virginia would be a good speculation based solely on its gold exploration projects and its joint venture with BHP-Billiton at Gayot; however, given the extent of this joint venture with Noranda, I feel certain that Virginia is going to make a significant discovery in Quebec. The question is not if, but when."

Doug Casey's International Speculator, Paul Van Eeden, November 2003

Calendar of upcoming work



Projects
October 2003
November 2003
December 2003
January 2004
February 2004
March 2004
April 2004
May 2004
Poste Lemoyne Extension
MegaTEM
Lac Gayot
Sagar
Caniapiscau (Noëlla Lake)
Chute-des-Passes



Properties

Gayot Lake, Ni, Pt-Pd

100% **Virginia - Billiton Resources Canada Inc.** with option to acquire a 50% interest in the project in consideration of $4.5 million in exploration work from now until November 30, 2003.
Work operator: Virginia
Location: Caniapiscau reservoir area, James Bay, 60 kilometres north of the Fontanges airport and the Trans-Taïga road.
Area: 219 km²

Work completed in the summer 2002 program led to the discovery of two new mineralized zones (Pistolaté and Malorie) in the area of Gayot Lake, 7 km from the main grid. A drilling program totalling 2000 metres was carried out in the winter of 2003 on four existing zones (Nancy, Dechamplain, Area 03 and Bloc C). Virginia and partner Billiton Resources Canada Inc. will actively continue exploration on this property throughout 2003. To date, over 12 surface showings have been discovered in a distance of over 25 kilometres within this ultramafic volcanic belt. These mineralized zones are characterized by their richness in Ni, Cu, Pt-Pd.


N
Zone 03 - DDH
1,05% Ni; 0,12% Cu; 0,32 g/t Pt-Pd / 4,2 m
PistolatÈ-Surface
2,96% Ni; 1,50% Cu; 1,08 Pt-Pd
Gagnon
2,17% Ni; 0,42% Cu; 2,46 g/t Pt-Pd / 4,9 m
MIA
4,40% Ni; 0,68% Cu; 2,98 g/t Pt-Pd / 2,0 m
Pantoufle - Surface
7,87% Ni; 0,20% Cu; 4,65 g/t Pt-Pd
Gagnon Extension
5,62% Ni; 0,33% Cu; 8,86 g/t Pt-Pd
Malorie-Surface
7,46% Ni; 0,06% Cu; 1,82 g/t Pt-Pd
Dechamplain-Surface
9,97% Ni; 0,32% Cu; 4,46 g/t Pt-Pd
Nancy - DDH
4,35% Ni; 0,08% Cu; 0,79 g/t Pt-Pd / 2,5 m
9,03% Ni; 0,60% Cu; 9,11 g/t Pt-Pd / 2,55 m
1,06% Ni; 0,23% Cu; 1,32 g/t Pt-Pd / 9,4 m
L - DDH
2,20% Ni; 1,41% Cu; 2,29 g/t Pt-Pd / 11,4 m
Baseline - Surface
1,73% Ni; 0,05% Cu; 1,54 g/t Pt-Pd
10 KM
Gayot-Surface
2,01% Ni; 0,07% Cu; 0,57 g/t Pt-Pd / 3,15 m

Analyst's recommendation

"Another solid, low-risk exploration company is Virginia, though with different attributes. Their game plan is simple: they stake ground and do initial, inexpensive grass roots exploration, and, at a fairly early stage, bring in a joint venture partner, ideally, where the partner spends all of the money to earn its interest."

7 Gold Stocks Doug Casey and I Agree On Adrian Day, September 2002

MegaTEM, Cu, Zn, Au, Ag

Participation: 45 to 49% **Virginia**
51 to 55% **Noranda – Novicourt**
Work operator: Noranda
Location: Over 250 properties in the Abitibi region.
Area: 670 km²

Three agreements were signed with Noranda and Novicourt in order to use the MegaTEM technology in the Abitibi area. In total, 10 airborne surveys were made, covering an area of over 9400 km². Hundreds of MegaTEM anomalies were identified and over 70 anomalies have been drill-tested to date. So far, 8 anomalies returned anomalous values in base metals. During fiscal year 2004, numerous drill holes will test a multitude of MegaTEM targets. Both parties have invested over $7 million since the work commenced.

You may recall that MegaTEM technology enables the detection of conductive bodies, characterized by polymetallic deposits, to a depth of 250 metres. This technology is reputed to be the most powerful airborne electromagnetic technology in the world. MegaTEM was directly responsible for Noranda's discovery, in 2000, of the Perseverance deposit (5M tons of 15% Zn and 1.4% Cu) found in the Matagami mining camp in Quebec.





Properties

James Bay

Two important volcanic belts, namely Eastmain and La Grande, characterize the James Bay region. Due to the development of large hydroelectric dams over the past 25 years, the region is endowed with an important infrastructure that offers accessibility by road on an annual basis, as well as supplying valuable services such as electricity, airports and hotels.

La Grande Sud, Au

100% **Virginia** - option 50% **Cambior** in consideration of $5.5 million in exploration work before June 2007.
Work operator: Cambior
Location: La Grande volcanic belt in James Bay. Access year-round via the Trans-Taïga road.
Area: 112 km²

The La Grande Sud property in partnership with Cambior is Virginia's most advanced project and remains extremely interesting. This year, drilling (4184 metres) extended zone 32 to over 150 metres. Also, a new zone (zone 175) was discovered not far from zone 32 that remains open in all directions.

La Grande Sud has a 350,000-ounce gold resource on zones 32 and 103 that remains open in depth. Zones 30, 197 and 175, discovered in 2002, remain open. To date, over 1000 showings have been discovered on the property.


Surface
Zone 32
4.2 Mt @ 2.1 g/t Au et 0.2% Cu
(350 000 oz/Au)
200
400
5.9/1.3
0.6/1.5
200
New zone
16.7/1.5
12.9/3.0
400
4.4/7.4m
3.2/5.0m
NSR
0
100

Poste Lemoyne Extension, Au

50% **Virginia** - 50% **TGW Corp. Inc.**
Work operator: Virginia
Location: James Bay, within the La Grande volcanic belt and 70 km east of the La Grande Sud property. Access year-round via the Trans-Taïga road.
Area: 30 km²

Virginia and partner TGW Corp. Inc. undertook a 6568-metre drilling program on the property in 2002. This drilling led to a first resource calculation on the Orfée zone, 203,000 tons grading 14.5 g/t Au was cubed


L-27
L-28
L-29
23.00 g/t 5.0m
13.69 g/t 2.0m
21.50 g/t 5.0m
11.53 g/t 3.0m
12.80 g/t 9.0m
0 m
6.14 g/t /5.0m
2.83 g/t /7.2m (incl. 7.89 g/t /2.0m)
5.69 g/t /4.5m
-50 m
0.75 g/t/10.4m
1.45 g/t /13.0m
34.79 g/t/9.0m (NC)
1.49 g/t / 3.0m
9.44 g/t/11.0m & 21.43 g/t/4.5m (NC)
-100 m
1.14 g/t/5.0m
9.00 g/t /1.55m
43.09 g/t/11.65m (NC)
21.11 g/t / 1.7 m
6.29 g/t/2.0m
-150 m
0.72 g/t 8.0 m
5.26 g/t 1.28 m
10.80 g/t /3.7m (NC)
0.42 g/t/4.0m
-200 m
0.79 g/t 1.85 m
0.42 g/t 6.2 m
14.13 g/t/13m (NC)
9.56 g/t/13m(C)
0
50
-250 m
24.48 g/t/ 3.82m (NC)
20.98 g/t/3.82m (C)
-300 m

containing a total of 95,000 ounces of gold. Another drilling program is anticipated in the fall of 2003.

See November 6, 2002 press release for complete results. (www.virginia.qc.ca)

Caniapiscau (Noëlla Lake), Au

100% **Virginia**
Work operator: Virginia
Location: Near the Caniapiscau reservoir, in James Bay. The Trans-Taïga road is 30 km north of the property.
Area: 165 km²

The Noëlla Lake project is the third important auriferous discovery made by Virginia in the La Grande belt. The volcanic belt is yet to be explored in this area. Surface work carried out in the summer of 2002 identified an auriferous corridor over 3 km in length. A drilling program in February 2003 tested the depth of the showings that were revealed by stripping in 2002. The somewhat disappointing results of this campaign returned results of up to 12.47 g/t Au over 1.95 metres of drilling.

Analyst's recommendation

"I heard from an old associate, who shall remain anonymous but is one of the most knowledgeable industry insiders. "Virginia is the safest exploration story I know, and the Megatem technology is working," he wrote. It's good to be on the same pages as such a person." »

Adrian Day's Global Analyst, November 2002



Location
of properties


Raglan (Falconbridge)
Duquet
Baie Payne
Kogaluk
Ungava Bay
Fosse Pt-Pd
Voisey's Bay
Hudson Bay
Sagar
Voisey' Bay (Inco)
Lac Gayot
Fagnant Lake
Schefferville
Radisson
LABRADOR
La Grande Sud
Lac Noëlla
Éléonore
Poste Lemoyne Ext.
Eastmain Ouest/Auclair
Sept-Iles
Troilus (Inmet)
Chibougamau
Matagami
Chute-des-passes
Grenville
Val-d'Or
Québec
Montréal

Analyst's recommendation

"Lastly, our favourite exploration company Virginia Gold expects $7.5 million to be spent by itself and joint-venture partners on its projects this year. After a Quebec government rebate and management fees received, Virginia itself will spend only net $1.5 million. We continue to be very comfortable with Virginia (persuaded by its management and balance sheet), and believe it's more a matter of when than if that Virginia finds something of real significant."

Adrian Day's Global Analyst, March 2003



Table of major properties

Great North	Partners & participation	Metals	Surface Area
Gayot Lake	100% Virginia 50% Billiton Resources Canada Inc (Option)	Ni-Cu-Pt-Pd	219 km²
Duquet	33 1/3 % Virginia 33 1/3 % SOQUEM 33 1/3 % Miramar Mining	Cu-Zn-Au-Ag	13 km²
Payne Bay	50% Virginia 50% Osisko	Ni-Cu-Co	80 km²
Sagar	100% Virginia	Au-Uranium-Cu	66 km²
Fosse Pt-Pd	50% Virginia 50% Placer Dome	Pt-Pd	47 km²

Mid North	Partners & participation	Metals	Surface Area
La Grande Sud	100% Virginia 50% Cambior (Option)	Au	112 km²
MegaTEM	45-49% Virginia 51-55% Noranda (Novicourt)	Au-Zn-Cu-Ag	670 km²
Poste Lemoyne Extension	50% Virginia 50% TGW Corp. Inc.	Au	30 km²
Caniapiscau (Noëlla Lake)	100% Virginia	Au	165 km²
Éléonore	100% Virginia	Au-Cu	65 km²

Grenville	Partners & participation	Metals	Surface Area
Chute-des-Passes	50% Virginia 50% SOQUEM	Ni-Cu-Co	76 km²
Grenville	50% Virginia 50% Billiton Resources Canada Inc.	Ni-Cu-Co	38 km²

And many other properties

Analyst's recommendation

"Virginia's project with Noranda also bears watching. David has looked at the program and the targeting method and was impressed with it. It's grassroots, but with a great deal of potential."

Hard Rock Analyst Journal, David & Eric Coffin January 2003



Message from
the President

Territory

The James Bay infrastructure, where Virginia is the acknowledged leader, improves daily due to new phases of hydroelectric development being carried out by Hydro-Quebec. This new infrastructure will greatly improve access to the properties and reduce exploration and developmental costs. Recognized as the second best area in the world to explore and develop mines, Quebec soil offers to both Virginia and its shareholders great potential for the discovery of major deposits.

Financial position

Virginia remains blessed with thriving financial prosperity. In particular, this situation enables us to capitalize on new opportunities and be very active on the land. Mining exploration depends on a continuous input of funds and, without this, prospecting becomes difficult, if not impossible.

During fiscal 2003, Virginia completed several financing agreements. Two private placements were done with SIDEX, the first for 600,000 shares at $1.25 per share for a total of $750,000 and a second for $500,000 representing 416,667 shares at a price of $1.20 per share. A financing agreement with Fonds de placement RÉA generated a sum of $399,999.60 from the issuance of 333,333 shares at $1.20 per share. The Company also received $200,000 following an issuance of 153,846 shares at $1.30 per share by SODEMEX. Lastly, Cambior financed the La Grande Sud project by acquiring 34,300 shares at a price of $1.75 per share, for an amount totaling $60,025.

Visibility

Virginia continues to draw attention to itself due to its excellent reputation with well-known mining analysts. Our company inspires a confidence that can be attributed to its renowned exploration strategy. Again this year, Virginia benefited from excellent press coverage by specialists covering the mining sector.

Thanks to the team

Many thanks go out to Virginia's exceptional exploration team that continues to be the key to our success. I would like to extend a special thank you to all of our employees, contractors, and service companies for their important contribution.

Recently, Virginia announced the cancellation of over one million of the company's stock options in order to develop sound company policies. Employees, managers, directors and contractors have all unanimously agreed to this annulment. Virginia is proud to be proactive in adopting rules for healthy corporate governance and related reporting practices. Virginia sincerely thanks all of these individuals for their support and loyalty in serving the best interests of the company.

Thanks to our shareholders

I would, above all, like to thank you, dear shareholders, for your faith in us. It is undoubtedly thanks to all of you that Virginia flourishes in Quebec. Thank you sincerely for your ongoing support and confidence.

The President,

A Gaumond

André Gaumond



Message from the President



The 2003 fiscal year was one of the most active years in terms of exploration in the history of Virginia Gold Mines Inc. ("Virginia"). Most notably, the progress of drilling campaigns and surface work on many projects permitted Virginia to assume a leadership role and be ranked for the seventh consecutive year among the most active companies in Quebec exploration.

Synopsis of Projects

The La Grande volcanic belt, in James Bay, is one of Virginia's main priorities. This is the area where three gold projects are in progress, two of which have a combined resource of 450,000 ounces of gold. Virginia also put MegaTEM technology intensely to work in Abitibi along with Noranda and Novicourt. To date, an area of over 9400 km^2 has been flown over in order to identify conductive bodies. Finally, there has been a flurry of activity in the Great North, where, among others, the Lake Gayot nickel and platinum project is located. This property lies within the core of a volcanic belt known in Quebec for its extremely high potential for a nickeliferous discovery.

Gold Market

The demand for new gold resources has been steadily increasing, as producers must replace existing reserves that are declining rapidly. Enormous quantities of gold are extracted annually and this production is not being replenished by new discoveries. Inevitably, this situation has raised the interest of producers in quality junior exploration companies such as Virginia.

Exploration Strategy

In confronting this growing need to renew the world's gold resources, major companies are obliged to encourage junior exploration companies through partnerships, strategic alliances and financing.

This state of affairs can be nothing but positive for Virginia. The company's projects very often meet the technical objectives of large corporations. Attesting to this is the astounding list of partners that Virginia has built and that include some of the largest mining companies in the world: Billiton Resources Canada Inc, Noranda, Novicourt, Placer Dome, Cambior and SOQUEM. These corporations have not only invested in Virginia's projects but also in its team, expertise and management.

Exploration Conditions

Exploration in the Province of Quebec is carried out in the best possible conditions. The Quebec government encourages exploration by offering very advantageous financial incentives. For Virginia, these incentives amount to a large portion of the annual exploration budget as well as create superb leverage for every dollar invested by the company in Quebec. Furthermore, Quebec is known to be one of best areas to discover and develop new mining camps.

Exploration Budget

As a result of numerous partnership agreements and exploration incentive programs, Virginia is able to be exceptionally active on many projects.

Exploration activity expenses will again rise this year to over $7 million. When refundable tax credits and amounts injected by various partners are deducted from this amount, Virginia's portion of the expenses will be limited to approximately 30%. We expect that, throughout the 2003 fiscal year, the reduction in refundable tax credits announced by the Quebec government in June 2003 will be partially compensated for by an increase in partnerships. The company has demonstrated that it has the versatility and capability to attract the funding that is needed in order to diminish exploration risks and optimize the potential for creating shareholder wealth.



Mission

Profile, Objectives

Mission

Searching for new mining camps in the vast virgin territory of northern Quebec.

Profile

Virginia Gold Mines is one of the largest holders of mining exploration properties in Quebec. Long regarded as a leader in mining exploration in Quebec and with many years of experience on Quebec soil, Virginia works aggressively on many projects in various stages of development in order to develop mineral resources. To date, a total of 450,000 ounces of gold has been discovered on Virginia's properties.

A considerable number of Virginia's projects involves partnership agreements with both major and junior mining companies, such as: Billiton Resources Canada Inc., Cambior, Noranda/Novicourt, Placer Dome, SOQUEM and TGW Corp. Inc. These diverse exploration partners contributed to over half of Virginia's exploration budget in 2003 fiscal year.

Virginia continues to seek world-class deposits. Quebec, noted for exceptional mining potential, also offers political stability, one of the best geoscientific databases in the world and a multitude of financial incentives aimed at mining exploration.

Virginia Gold Mines ranks today as one of the most active mining exploration companies in Quebec, with an exploration budget that totalled $7.5 million in 2003 fiscal year. Virginia also has a solid financial position with no debt and a working capital of over $13 million.

Objectives

Virginia remains focused on its exploration strategy. Objectives for the new year are to **continually develop resources** and create wealth for all shareholders, persist in the **exploration of pristine, uncharted territory, add new and interesting properties to the company portfolio, maintain healthy finances** with enviable working capital, and **generate quality projects** that will hopefully lead to superb discoveries attracting market interest and new partners.

ALL FIGURES ARE EXPRESSED IN CANADIAN DOLLARS AND EXPLORATION RESULTS ARE IN METRIC TERMS, UNLESS OTHERWISE INDICATED.

TRANSLATIONS OF ANALYSTS' RECOMMENDATIONS ARE FREE TRANSLATIONS.

Forward-looking statements

Certain statements in this annual report constitute forward-looking statements. Such forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that are out of the control of the Company. Actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including fluctuation in metal prices, risks associated with the mining industry and natural risks, environmental risks, uncertainties associated with calculating mineral reserves, changes in financial needs, or risks associated with corporate strategy.

The annual meeting of shareholders will be held at the Delta Centre-Ville Hotel, Salon 532, 777, rue University, Montreal, on Wednesday, November 12, 2003, at 10:00 a.m.

An information session will be held at the Château Frontenac, Place d'Armes room, Quebec City, on Thursday, November 20, 2003, at 10:00 a.m.

Directors

André Gaumond
Paul Archer
André Lemire*
Jean-Pierre Colin*
Claude St-Jacques*
*Audit and Compensation Committee

Officers

André Gaumond, President and Chief Executive Officer
Paul Archer, Vice-President Exploration
Amélie Laliberté, Investor Relations
Gaétan Mercier, Secretary and Chief Financial Officer

Legal Advisors

Ménard, Mageau, Valiquette

Auditors

PricewaterhouseCoopers LLP, Quebec

Registrar and Transfer Agent

CIBC Mellon, Montreal

Head Office

116 St-Pierre St., suite 200
Quebec City, Quebec,
Canada, G1K 4A7

Telephone:	(418) 694-9832
	1-800-476-1853
Fax:	(418) 694-9120
E-mail:	mines@virginia.qc.ca
Web Site:	www.virginia.qc.ca

Stock Exchange Listing

Toronto Stock Exchange, symbol: VIA
MDVAF (Pink Sheets)
Listed at Standard & Poor's
S.E.C. Exemption (12g-3b)
S.E.C. 20F

Table of Contents

VIRGINIA



Annual Report

2003



